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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SYMMETRICOM, INC.
(Name of Subject Company)

SYMMETRICOM, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

871543104
(CUSIP Number of Class of Securities)

Elizabeth A. Fetter
Chief Executive Officer
2300 Orchard Parkway
San Jose, California 95131-1017
(408) 433-0910
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Ora T. Fisher, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025-3656
Telephone: (650) 328-4600
Facsimile: (650) 463-2600

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Symmetricom, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2300 Orchard Parkway, San Jose, California 95131. The telephone number of the Company's principal executive office is (408) 433-0910.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Schedule 14D-9") relates is the Company's common stock, par value $0.0001 per share (the "Common Stock"). As of October 25, 2013, there were 42,083,865 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading "Name and Address."

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by PETT Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation ("Parent" or "Microsemi"), to purchase any and all of the issued and outstanding shares of Common Stock ("Shares"), at a purchase price of $7.18 per Share (the "Per Share Amount"), net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on October 28, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 21, 2013, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than (i) Shares owned by the Company as treasury stock, any Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or of the Company, which in each case will be cancelled and retired, with no payment or distribution being made with respect thereto and (ii) Shares owned by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive the Per Share Amount, without interest thereon and less any required withholding taxes. As a result of the Merger, the Company will cease to be a publicly traded company. The Merger Agreement is summarized in Section 11 of the Offer to Purchase under the heading "Transaction Documents". The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, on November 25, 2013, subject to extension in certain circumstances set forth in the Merger Agreement or as required by applicable law.

        Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase filed in connection with the Schedule TO states that the principal executive offices of each of Parent and Purchaser are located at One Enterprise, Aliso Viejo, California 92656 and their telephone number is (949) 380-6100.

        The Company has made information relating to the Offer available online at http://www.symmetricom.com and the Company has filed this Schedule 14D-9 and the Parent and Purchaser have filed the Schedule TO with the SEC at the website maintained by the SEC at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9, the Information Statement ("Information Statement") issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex I and is incorporated by reference herein, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Merger Agreement.

        The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

        The Merger Agreement has been provided solely to inform investors of its terms and is not intended to modify or supplement any factual disclosures about the Company in any public reports filed with the SEC by the Company. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to limitations agreed upon by the contracting parties not set forth in the Merger Agreement. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to investors under federal securities laws. Accordingly, stockholders should not rely in any way on the representations, warranties and covenants contained in the Merger Agreement.

Confidentiality Agreement.

        On October 4, 2013, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement"). The summary of the Confidentiality Agreement contained in the Offer to Purchase is incorporated by reference herein. Such summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit(e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

        The Company's executive officers and the members of the Company's Board of Directors (the "Company Board") may be deemed to have certain interests in the Transactions and related transactions that may be different from or in addition to those of the Company's stockholders generally. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

        For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Per Share Amount on the same terms and conditions as the other stockholders of the Company. As of October 25, 2013, the directors and executive officers of the Company beneficially owned, in the aggregate 301,221 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options, Company Restricted Stock and Company ESPP Rights (each, as defined below) held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $2,162,767 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options and Company Restricted Stock held by the directors and executive officers of the Company, see below under the heading "Effect of the Merger on Stock Options and Restricted Stock." For a description of the treatment of Company ESPP Rights held by the executive officers of the Company, see below under the heading "Effect of the Merger on Employee Stock Purchase Plan."

        The following table sets forth, as of October 25, 2013, the cash consideration that each executive officer and director would be entitled to receive in respect of outstanding Shares beneficially owned by him or her (excluding Company Restricted Stock and shares underlying Company Stock Options), assuming such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Elizabeth Fetter	33,575	$241,069
Justin Spencer	22,004	$157,989
Philip Bourekas	14,210	$102,028
James A. Chiddix	36,000	$258,480
Robert T. Clarkson	94,580	$679,084
Richard M. Neumeister, Jr.	18,250	$131,035
Richard N. Snyder	35,852	$257,417
Robert J. Stanzione	46,750	$335,665

Merger Agreement

  Effect of the Merger on Stock Options and Restricted Stock

          Stock Options

        As of October 25, 2013, Company directors and executive officers held options to purchase 1,944,500 Shares (collectively, "Company Stock Options") granted under the Company Amended and

Restated 2006 Incentive Award Plan, as amended; the Company 2002 Stock Option Plan; Company 1999 Director Stock Option Plan, as amended; or the Company 1999 Employee Stock Option Plan, as amended, (collectively, the "Company Stock Plans").

        To the extent the per share exercise price for Company Stock Options is greater than the Per Share Amount (each, an "Out-of-the-Money Option"), the Company Stock Option (whether vested or unvested) shall be terminated and cancelled at the Effective Time without payment or other consideration. Pursuant to the terms of the Company Stock Plans, prior to the Effective Time, the vesting and exercisability of all Out-of-the-Money Options will be accelerated in full.

        As of the Effective Time, Parent will assume each outstanding Company Stock Option that is not an Out-of-the-Money Option and is unvested, after giving effect to any acceleration provisions ("Unvested Options"). The number of shares of Parent common stock and the exercise price of the assumed Company Stock Options will be determined based on the Exchange Ratio described below. Each assumed Unvested Option will continue to have, and be subject to the same terms and conditions of such option immediately prior to the Effective Time, including the vesting restrictions, except that (i) each Unvested Option will have a per share exercise price equal to the exercise price set forth in the option agreement for such Unvested Option at the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent), (ii) each Unvested Option will cover a number of shares of Parent common stock equal to the number of Shares for which such Unvested Option was exercisable at the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, and (iii) all references to the "Company" in the applicable Company Stock Plans and the stock option agreements will become references to Parent. The "Exchange Ratio" is a fraction, the numerator of which is the Per Share Amount ($7.18), and the denominator of which is the average closing price of Parent common stock on the Nasdaq Stock Market LLC for the five trading days immediately preceding (but not including) the Effective Time.

        Immediately prior to the Effective Time, the vesting and exercisability of Company Stock Options held by non-employee directors and Company service providers and employees who do not continue their employment or other service relationship with the Company following the Effective Time will be accelerated ("Accelerated Options").

        At the Effective Time, each outstanding Company Stock Option that is not an Out-of-the-Money Option and is vested, after giving effect to any acceleration provisions (a "Vested Option"), will be cancelled. The holders of Vested Options will, in consideration of the cancellation of each of their Vested Options, be entitled to receive, as soon as practicable after the Effective Time, an amount in cash determined by multiplying (x) the excess, if any, of the Per Share Amount over the applicable exercise price of such Vested Option by (y) the number of Shares subject to such Vested Option. The cash payments for Vested Options are subject to all applicable withholding and other taxes required by applicable law.

        The table below sets forth information regarding the Company Stock Options held by each of the Company's executive officers and directors, as of October 25, 2013, having an exercise price per share of Company common stock equal to or less than $7.18 pursuant to the terms of the Merger Agreement as described above (assuming that each executive officer will be a continuing employee).

Name	Shares Subject to Vested Options	Shares Subject to Accelerated Options	Weighted Average Exercise Price Per Share for Vested Options	Consideration Payable in Respect of Vested Options(1)	Shares Subject to Unvested Options	Weighted Average Exercise Price Per Share for Unvested Options	Hypothetical Spread Value of Unvested Option(2)(3)	Total
Elizabeth Fetter	77,000	0	$6.11	$65,320	900,000	$5.08	$1,890,000	$1,955,320
Justin Spencer	141,250	0	$5.01	$306,829	110,750	$6.14	$114,921	$421,750
Philip Bourekas	143,750	0	$5.83	$258,990	99,250	$6.17	$100,710	$359,700
James A. Chiddix	64,500	14,000	$6.43	$90,670	0	$0	$0	$90,670
Robert T. Clarkson	84,500	14,000	$6.43	$90,670	0	$0	$0	$90,670
Richard M. Neumeister, Jr.	84,500	14,000	$6.43	$90,670	0	$0	$0	$90,670
Richard N. Snyder	84,500	14,000	$6.43	$90,670	0	$0	$0	$90,670
Robert J. Stanzione	84,500	14,000	$7.03	$90,670	0	$0	$0	$90,670

(1)
The amounts in this column (i) disregard Company Stock Options that have an exercise price greater than $7.18, and (ii) do not reflect any taxes payable by the option holders.

(2)
The amounts in this column (i) disregard Company Stock Options that have an exercise price greater than $7.18, (ii) do not represent either the value of the assumed Company Stock Options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the options, and (iii) do not reflect any taxes payable by the option holders.

(3)
If an executive officer will not be a continuing employee with the Company or Parent following the Effective Time, assuming that his or her Company Stock Options are still outstanding as of the Effective Time, he or she would be entitled, in lieu of Company Stock Options assumed by Parent, to a cash payment equal to the amount shown in this column, because all Company Stock Options held by non-continuing employees accelerate and are cashed-out pursuant to the terms of the Merger Agreement.

          Restricted Stock

        As of October 25, 2013, Company directors and executive officers held 160,420 shares of Company Common Stock that are unvested or are subject to a repurchase option, risk of forfeiture or other condition on title or ownership under any applicable restricted stock purchase agreement, applicable Company Stock Plan, or other contract with the Company (collectively, "Company Restricted Stock") granted under the Company Stock Plans.

        The Merger Agreement provides that each outstanding share of Company Restricted Stock at the Effective Time will be converted into the right to receive an amount in cash equal to the Per Share Amount, with such payment to be made to the holder of such Company Restricted Stock in accordance with the vesting schedule applicable to such Company Restricted Stock, without interest and subject to any applicable withholding or other taxes.

        Notwithstanding the foregoing, the risk of forfeiture, right of repurchase and/or transfer restrictions on Company Restricted Stock awarded to non-employee directors and Company service providers and employees who do not continue their employment or other service relationship with the Company at the Effective Time will lapse as of immediately prior to the consummation of the Merger (the "Pre-Close Accelerated Restricted Stock").

        In addition, the cash payments not yet paid in consideration of Company Restricted Stock shall be accelerated and become payable to the holder within 30 days following the date of termination of services if the holder, prior to the first anniversary of the Effective Time, is terminated by the Company, Parent or their respective affiliates without Cause (as defined below) or resigns from the Company, Parent or their respective affiliates for Good Reason (as defined below) (the "Post-Close Accelerated Restricted Stock," together with the Pre-Close Accelerated Restricted Stock, the "Accelerated Restricted Stock"). For purposes of the Merger Agreement, "Cause" shall have the meaning ascribed thereto in any holder's offer letter, employment agreement, change of control severance agreement or similar agreement or, in the absence of any such agreement with a definition for Cause, "Cause" shall mean the holder's (i) conviction of a felony or any act of fraud, embezzlement or dishonesty, (ii) material breach of a material written agreement with the Company or any of its affiliates (including the Surviving Corporation and Parent), which breach, if curable, is not cured within 15 days following the holder's receipt of written notice from the holder's direct supervisor alleging such a breach and providing reasonable detail of the facts and circumstances justifying such allegation of breach, (iii) repeated failure to diligently perform duties to the Company and its affiliates (including the Surviving Corporation and Parent) in a reasonable manner or repeated failure to diligently follow the lawful directions of the holder's direct supervisor, or (iv) gross negligence or willful misconduct in performance of duties to the Company and its affiliates (including the Surviving Corporation). "Good Reason" shall have the meaning ascribed thereto in any holder's offer letter, employment agreement, change of control severance agreement or similar agreement or, in the absence of any such agreement with a definition for Good Reason, "Good Reason" shall mean the holder's resignation due to one of the following conditions, which occurs without the holder's consent: (i) a material diminution of the holder's base compensation, or (ii) the relocation of the holder's principal place of employment to a location more than 55 miles from the location of the holder's principal place of employment prior to such relocation. In order to resign for Good Reason, a holder must provide written notice to the Company of the existence of the condition giving rise to Good Reason within 90 days of the initial existence of such condition. Upon receipt of such notice of the condition, the Company will be provided with a period of 30 days during which it may remedy the condition. If the condition is not remedied within the period specified in the preceding sentence, the holder may resign as a result of such condition specified in the notice, provided that such resignation must occur within 120 days after the initial existence of such condition.

        The table below sets forth information regarding the amount of cash consideration each of the Company's executive officers and directors will receive pursuant to the Merger Agreement with respect to Company Restricted Stock held by each executive officer and director as of October 25, 2013 (assuming that each executive officer will be a continuing employee).

Name	Shares of Restricted Stock	Consideration Payable in Respect of Restricted Stock(1)	Shares of Accelerated Restricted Stock	Consideration Payable in Respect of Accelerated Restricted Stock(2)	Total
Elizabeth Fetter	0	$0	0	$0	$0
Justin Spencer	64,210	$461,028	0	$0	$461,028
Philip Bourekas	61,210	$439,488	0	$0	$439,488
James A. Chiddix	0	$0	7,000	$50,260	$50,260
Robert T. Clarkson	0	$0	7,000	$50,260	$50,260
Richard M. Neumeister, Jr.	0	$0	7,000	$50,260	$50,260
Richard N. Snyder	0	$0	7,000	$50,260	$50,260
Robert J. Stanzione	0	$0	7,000	$50,260	$50,260

(1)
The column represents cash consideration to be paid to the holder of such Company Restricted Stock in accordance with the vesting schedule applicable to such Company Restricted Stock or within 30 days after a qualifying termination prior to the first anniversary of the Effective Time.

(2)
This column represents cash consideration to be paid to the holder of such Accelerated Restricted Stock at the Effective Time (if the holder is a director or non-continuing employee).

  Effect of the Merger on Employee Stock Purchase Plan

        Pursuant to the Merger Agreement, with respect to the Company's 2010 Employee Stock Purchase Plan, as amended (the "Company ESPP"), the Company has established a new purchase date for the current Offering Period (as defined under the Company ESPP) of the last business day prior to the Effective Time (such date, the "Final Purchase Date"). In addition, the Company will take all actions necessary to provide that (i) no new participants are permitted to enroll in the Company ESPP after the date of the Merger Agreement, (ii) no participant in the Company ESPP may increase, after the date of the Merger Agreement, the payroll deductions credited to such participant's account under the Company ESPP; and (iii) no further Offering Periods shall commence under the Company ESPP on or following the date of the Merger Agreement. The Company shall terminate the Company ESPP as of the Final Purchase Date, and each right to purchase Shares granted under the Company ESPP (the "Company ESPP Right") that is outstanding on the Final Purchase Date shall be exercised on the Final Purchase Date for the purchase of Shares in accordance with the terms of the Company ESPP, and each share purchased thereunder will be canceled at the Effective Time and converted into the right to receive the Per Share Amount.

        No directors, other than Ms. Fetter, participate in the Company ESPP. The table below sets forth information regarding the amount of cash consideration each of the Company's executive officers will receive pursuant to the Merger Agreement with respect to Company ESPP Rights held by each executive officer and director as of October 25, 2013.

Name	Shares Hypothetically Issuable Upon Exercise of Company ESPP Rights(1)	Consideration Payable in Respect of Shares Issued Upon Exercise of ESPP Rights(2)
Elizabeth A. Fetter	1,250	$3,850
Justin Spencer	0	$0
Philip Bourekas	1,250	$3,850

(1)
This column represents an estimate of the number of shares issued upon exercise of Company ESPP Rights with respect to the Offering Period in effect under the Company ESPP on the date of the Merger Agreement (based on the current terms of the Company ESPP and expected Company ESPP contributions through the Final Purchase Date).

(2)
This column represents (i) the number of hypothetical shares issuable upon exercise of Company ESPP Rights multiplied by (ii) the Per Share Amount less the actual purchase price per share determined as of the Final Purchase Date.

  Continuing Employees

        The Merger Agreement provides that Parent shall, or shall cause the Surviving Corporation to, provide all employees of the Company or its subsidiaries at the Effective Time (the "Continuing Employees") with substantially comparable types and levels of employee benefits (excluding defined benefit pension plans and equity award, change of control and/or severance benefits) ("Parent Plans") as those provided to similarly-situated employees of Parent. In addition, the Merger Agreement provides that (i) Parent will honor all of the Company's obligations under (A) the Company's severance plan for all employees not party to an individual agreement for a period of at least 6 months following the Effective Time and (B) severance and employment agreements with the Company's executive officers, which are described in more detail below under "Employment and Severance Agreements" following the Effective Time, and (ii) on the first payroll date in the month following the month in which the Effective Time occurs (provided that such date shall not be sooner than the first payroll date in January 2014), Parent shall, or shall cause the Surviving Corporation to, pay a cash bonus to each Continuing Employee who remains on the Company's payroll as of the Effective Time and is a participant in the Company's Incentive Compensation Plan or the Company's Success Sharing Plan equal to a prorated portion of each such Continuing Employee's annual bonus in effect as of immediately prior to the Effective Time, less applicable deductions and withholdings, based on performance against target during the period elapsed from the beginning of the fiscal year to the end of the month in which the Effective Time occurs (and based, as may be necessary, on estimated performance for the final month of that period).

        The Merger Agreement further provides that, for purposes of vesting, eligibility to participate and levels of benefits (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or vesting under any equity incentive plan) under any Parent Plan, Parent will credit each Continuing Employee with his or her years of service with the Company before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing will not apply for purposes of qualifying for subsidized early retirement benefits or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, Parent will, subject in each case to receipt of any required consent of the applicable plan provider, cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans, (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable plans in which such Continuing Employee participated immediately prior to the Effective Time, and (iii) for the plan year in which the Effective Time occurs, the crediting of each Continuing Employee with any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any Parent Plan.

Employment and Severance Agreements

        The Company has entered into offer letters with its Chief Executive Officer, Elizabeth A. Fetter, and its Chief Financial Officer, Justin R. Spencer, and executive severance benefits agreements with each of Mr. Spencer and its Executive Vice President, Marketing, Philip Bourekas, the terms of which are summarized below.

        Pursuant to her offer letter with the Company, Ms. Fetter is entitled to receive an annual base salary equal to $475,000 and an annual cash bonus targeted at 100% of her base salary. Ms. Fetter's offer letter provides that, upon an involuntary termination of Ms. Fetter's employment without "cause" or her resignation for "good reason" (each as defined in the offer letter), in either case, within 12 months following a "change of control" (as defined in the offer letter) of the Company, subject to her execution of a general release of claims in favor of the Company, Ms. Fetter is eligible to receive (i) cash severance (at the rate of her then-current annual base salary), less applicable withholdings and deductions, for 12 months following her termination payable in accordance with the Company's standard payroll procedures, (ii) an amount equal to 100% of her target annual bonus for the year of termination, less applicable withholdings and deductions, payable in installments over the 12 months following her termination in accordance with the Company's standard payroll procedures, (iii) payment by the Company of Ms. Fetter's health insurance premiums (if she timely elects coverage) for a period of 12 months, and (iv) accelerated vesting of 50% of the unvested outstanding equity awards which vest based solely on Ms. Fetter's continued employment or service (such percentage would be 70% if the termination occurred between one and two years after her start date and 100% if the termination occurred following the second anniversary of her start date). In October 2013, the Company Board approved Ms. Fetter receiving 80% accelerated vesting of her outstanding Company Stock Options if she is terminated without cause or resigns for good reason after the Effective Time.

        Pursuant to his offer letter with the Company, Mr. Spencer is entitled to receive an annual base salary equal to $290,000 and an annual cash bonus targeted at 50% of his base salary (which have been increased to $310,000 and 55%, respectively). Mr. Spencer also entered into an executive severance benefits agreement with the Company.

        Pursuant to the executive severance benefits agreement for Mr. Spencer, upon an involuntary termination of employment by the Company without "cause" or Mr. Spencer's "constructive termination" (each as defined in the severance agreement), in either case, within 12 months following a "change of control" (as defined in the severance agreement) of the Company, subject to Mr. Spencer's execution of a general release of claims in favor of the Company, Mr. Spencer is eligible to receive (i) cash severance (at the rate of Mr. Spencer's then-current annual base salary), less applicable withholdings and deductions, for 12 months following the termination, payable in accordance with the Company's standard payroll procedures, (ii) the sum of (A) an amount equal to 100% of Mr. Spencer's target annual bonus for the year of termination (assuming all performance objectives have been attained) and (B) the excess, if any, of (I) Mr. Spencer's target annual bonus for the fiscal year during which the termination occurs (assuming that all performance objectives have been attained) over (II) any portion of Mr. Spencer's annual bonus for the fiscal year in which the terminated occurs that has been paid to Mr. Spencer prior to the date of the termination, prorated by the portion of the fiscal year that Mr. Spencer was employed by the Company, less applicable withholdings and deductions, payable in installments over the 12 months following Mr. Spencer's termination in accordance with the Company's standard payroll procedures, (iii) payment by the Company of Mr. Spencer's health insurance premiums (if they timely elects coverage) for a period of 12 months and (iv) 100% accelerated vesting of Mr. Spencer's outstanding equity awards.

        Pursuant to the executive severance benefits agreement for Mr. Bourekas, upon an involuntary termination of employment by the Company without "cause" or Mr. Bourekas' "constructive termination" (each as defined in the applicable severance agreement), in either case, within 12 months following a "change of control" (as defined in the severance agreement) of the Company, subject to Mr. Bourekas' execution of a general release of claims in favor of the Company, Mr. Bourekas is eligible to receive (i) cash severance (at the rate of Mr. Bourekas' then-current annual base salary, currently $310,000), less applicable withholdings and deductions, for 12 months following the termination, payable in accordance with the Company's standard payroll procedures, (ii) an amount equal to 100% of Mr. Bourekas' target annual bonus for the year of termination (assuming all performance objectives have been attained), less applicable withholdings and deductions, payable in installments over the 12 months following Mr. Bourekas' termination in accordance with the Company's standard payroll procedures, (iii) payment by the Company of Mr. Bourekas' health insurance premiums (if they timely elects coverage) for a period of 12 months and (iv) 100% accelerated vesting of Mr. Bourekas' outstanding equity awards.

        Pursuant to the terms of the Merger Agreement, Parent will assume and agree to perform (or cause to be performed) all of the Company's obligations under the offer letters and executive severance benefit agreements with the Company's executive officers. The foregoing descriptions of the offer letters with Ms. Fetter and Mr. Spencer, and the severance agreements with Messrs. Spencer and Bourekas, do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(5), (e)(6), (e)(7) and (e)(8), respectively, to this Schedule 14D-9, which are incorporated by reference herein.

Potential Payments Upon a Termination in Connection with a Change of Control

        If the Offer is completed in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a "change of control" under the terms of the offer letters and executive severance benefit agreements with the Company's executive officers. The table below describes the estimated potential payments to each of the Company's executive officers under the terms of their offer letters and executive severance benefit agreements. The amounts shown reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms on or prior to the initial expiration date of the Offer, absent the triggering event. For purposes of calculating the potential payments set forth in the table below, we have assumed that (i) the initial expiration date of the Offer and the date of termination were October 25, 2013 and (ii) the stock price was $7.18 per share, which is the Per Share Amount. The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual's termination of employment can only be determined at the actual time of such termination.

Name	Benefit	Termination of Employment in Connection with a Change of Control (Within 12 Months Following a Change of Control)
Elizabeth A. Fetter	Salary, Severance Payments(1)	$950,000
	Health Insurance Benefits(2)	$25,173
	Stock Options—Unvested and Accelerated(3)	$1,512,000
	Restricted Stock—Unvested and Accelerated(4)	$0
	Total Payments Upon Termination	$2,487,173
Justin R. Spencer	Salary, Severance Payments(5)	$535,153
	Health Insurance Benefits(2)	$23,333
	Stock Options—Unvested and Accelerated(3)	$114,921
	Restricted Stock—Unvested and Accelerated(4)	$461,028
	Total Payments Upon Termination	$1,134,435
Phil Bourekas	Salary, Severance Payments(1)	$390,000
	Health Insurance Benefits(2)	$25,173
	Stock Options—Unvested and Accelerated(3)	$100,710
	Restricted Stock—Unvested and Accelerated(4)	$439,488
	Total Payments Upon Termination	$955,371

(1)
Amount represents 12 months of base salary plus 100% target bonus, based on base salary and target bonus percentage as of October 25, 2013.

(2)
Amount represents 12 months of continued health insurance, based on employee and Company contributions in October 2013.

(3)
The value of the unvested and accelerated stock options is the difference between the value of $7.18 per share and the exercise price of the option, multiplied by the number of unvested shares as of October 25, 2013 consistent with the methodology applied under SEC Regulation M-A Item 1011(b) and Regulation S-K Item 402(t)(2). The amounts in this column (i) disregard Company Stock Options that have an exercise price greater than $7.18 per Share, (ii) do not represent either the value of the assumed Unvested Options for accounting purposes nor the amount, if any, that will actually be realized by the individual upon future exercise or other disposition of the Unvested Options, and (iii) do not reflect any taxes payable by the option holders.
(4)
The value of the accelerated vesting of the restricted stock is based on a price of $7.18 per share.

(5)
Amount represents 12 months of base salary plus 100% target bonus plus prorated target fiscal year 2014 bonus (assuming no prorated bonus has already been paid for fiscal year 2014 pursuant to the terms of the Merger Agreement as described above under the heading entitled "Continuing Employees"), based on base salary and target bonus percentage as of October 25, 2013.

Director Compensation

        In fiscal year 2013, each non-employee director received an annual retainer of $45,000. In addition, the Chairman of the Board received an annual incremental fee of $25,000, the Chairs of the Audit Committee, Compensation Committee and Nominating and Governance Committee received an annual incremental fee of $20,000, $16,000 and $9,000, respectively, and each member (other than the Chair) of the Audit Committee, Compensation Committee and Nominating and Governance Committee received an annual incremental fee of $10,000, $8,000 and $4,500, respectively. No other fees were paid for attendance at committee meetings.

        On January 2, 2013, each non-employee director received an annual non-statutory stock option to purchase 14,000 shares of the Company's common stock and a grant of 7,000 shares of restricted stock, each of which vested 100% on the date of the 2013 Annual Meeting of Stockholders held on October 25, 2013. Effective January 3, 2013, the Company's Director Compensation Policy was amended to provide that annual director equity awards will be made on the date of each annual meeting of stockholders, beginning with the 2013 Annual Meeting of Stockholders held on October 25, 2013. These annual equity awards will vest 100% upon the earlier to occur of (a) the first anniversary of the grant date or (b) the date of the Company's first annual stockholder's meeting after the grant date, subject to the non-employee director's continued service through such date, with full acceleration of vesting upon the occurrence of a change of control. On October 25, 2013, each non-employee director (other than Mr. Boschulte and Mr. Oliver, who retired effective as of the 2013 Annual Meeting of Stockholders) received an annual non-statutory stock option to purchase 14,000 shares of Company common stock with an exercise price per share of $7.22 and a grant of 7,000 shares of restricted stock.

        In addition, upon joining the Board, each non-employee director receives a one-time grant of a non-statutory stock option to purchase 40,000 shares of our common stock, vesting over three years, at the rate of 25% at the end of each of the first and second years and 50% at the end of the third year of the vesting period, with acceleration of vesting upon the occurrence of a change of control. Please see the section above entitled "Effect of the Merger on Stock Options and Restricted Stock" for more information on the treatment of equity held by directors in this Merger.

  Director and Officer Indemnification and Insurance

        As permitted under Section 145 of the DGCL, the Company has included in its amended and restated certificate of incorporation (as amended, the "Charter") a provision to eliminate the personal liability of its directors for monetary damages arising from a breach of fiduciary duty owed to the Company or its stockholders to the fullest extent permissible under the DGCL. In addition, the amended and restated by-laws of the Company (the "By-laws") provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL. The Company may also be required to advance fees and expenses to any person who was or is a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, arising from his or her services as a director or other officer of the Company.

        Pursuant to authorization by the Board, the Company has entered into indemnification agreements ("Indemnification Agreements") with each of its directors under which each director has a contractual right (i) to indemnification to the fullest extent permitted by applicable law for losses suffered or expenses incurred in connection with any threatened, pending or completed litigation or other proceeding relating to that person's service as a director of the Company and (ii) subject to certain limitations and procedural requirements, to the advancement of expenses paid or incurred in connection with such litigation or other proceeding.

        This summary of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as exhibit (e)(9) hereto, and is incorporated herein by reference.

        Pursuant to the Merger Agreement, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation have agreed to indemnify and hold harmless the past and present directors and officers of the Company and the Company's subsidiaries (collectively, the "Covered Persons") as provided by the terms of the Charter, the By-laws and any indemnification agreements in existence on the date of the Merger Agreement, in each case, arising out of acts or omissions in their capacity as directors or officers of the Company or any subsidiary of the Company occurring at or prior to the Effective Time to the fullest extent permissible under the DGCL.

        The Merger Agreement further provides that, for a period of six years from and after the Effective Time, the Surviving Corporation will maintain (and Parent or its assignee will cause it to maintain) for the benefit of the Company's directors and officers, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the Company's existing policy. The Surviving Corporation, however, will not be required to pay an annual premium for coverage in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement. Parent or the Surviving corporation may, and prior to the Acceptance Time, the Company may (with the prior written consent of Parent) purchase a "tail" directors' and officers' liability insurance policy, covering the Covered Persons that provides the same terms with respect to coverage and premium amount as set forth in the Merger Agreement, and that by its terms shall provide coverage until the sixth annual anniversary of the Effective Time. If such a "tail" policy is purchased and remains in effect for the full required period, Parent's and the Surviving Corporation's indemnification obligations will be deemed satisfied.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the board of directors of the Company Board held on October 21, 2013, the Company Board unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders, (ii) approved and adopted the Offer, Merger, Merger Agreement and all other transactions contemplated by the Merger Agreement and (iii) subject to the terms of the Merger Agreement, recommended that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger.

        A copy of the letter to the Company's stockholders communicating the Company Board's recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board's Recommendation.

Background of the Offer.

        The Company continually evaluates its markets, its product offerings, and its platform for serving its customers. As part of this evaluation, it also considers strategic alternatives to strengthen its business and deliver long-term value to its stockholders. Under the direction of the Company Board, the Company's management team has, from time to time, had discussions with third parties about the possibility of pursuing potential business combinations or strategic transactions.

        Prior to March 2012, these discussions were largely reactive. The Company had from time to time received unsolicited inquiries from financial investors interested in exploring potential investments in, or a purchase of, the Company. The Company also had been contacted by stockholders urging it to seek a strategic transaction as a means of enhancing stockholder value.

        Following these inquiries and contacts, at a Company Board meeting in March 2012, the Company Board considered initiating a process to seek third-party interest in an acquisition of the Company. The Company subsequently retained Jefferies LLC ("Jefferies") as financial advisor to assist with such a process, among other potential strategic alternatives.

        In April 2012, the Company Board formed a special committee, consisting of Company Board members Robert Clarkson, Robert Stanzione, and Alfred Boschulte, to explore and evaluate strategic alternatives, including a potential sale of the Company. The special committee held eight meetings, starting in May 2012 and ending in January 2013. The Company's Chief Executive Officer at the time, Dave Côté, and its Chief Financial Officer Justin Spencer, attended portions of each of the meetings, as did representatives of the Company's financial advisor, Jefferies, and its legal advisor Latham & Watkins LLP ("Latham").

        Under the committee's supervision, the Company's management, with Jefferies' assistance, identified a target group of potential interested parties, including private equity firms and strategic buyers in the communications industry, and Jefferies approached parties to solicit their potential interest in a transaction with the Company. Microsemi was not identified as a potentially interested party, or approached. From August to October 2012, the Company executed non-disclosure agreements with 11 such parties, and shared financial information, forecasts, and other diligence materials with them. Management met with these parties to discuss the Company's business, provide more detailed diligence information, and answer questions.

        As a result of this process, in October 2012, one potential private equity buyer submitted a non-binding proposal to acquire the Company at a price of $8.25 per share. This potential buyer continued its due diligence through November 2012. Despite active outreach by Jefferies on behalf of the Company, and the provision of substantial due diligence materials to all 11 parties that agreed to sign non-disclosure agreements, no other parties submitted formal expressions of interest in an acquisition or other strategic transaction. Three private equity firms expressed oral indications of interest at prices that did not represent a meaningful premium to the then-current trading price of the Company's stock.

        In late October 2012, Mr. Côté presented details of a potential acquisition opportunity at a meeting of the Company Board, and the Company Board asked Jefferies to assist management with its review of, and discussions with, the potential target.

        In late November 2012, management communicated to representatives of the potential private equity buyer (that had submitted the $8.25 proposal) an updated financial forecast for the remainder of fiscal 2013. The forecast, reflecting adverse developments in the business, represented a significant downward revision from the forecast previously provided. The potential buyer's representatives stated that they would need time to study the revised forecast and reconsider its proposal.

        On January 4, 2013, in a telephone conversation between representatives of this potential buyer and Jefferies, the potential buyer's representatives stated that they had significant concerns regarding the Company's business, that they would need several weeks to perform more detailed analysis, and that in light of the revised financial forecast, they believed that a revised proposal they might make to acquire the Company, if any, would likely be at a price less than $7.00 per share.

        On January 10, 2013, the special committee recommended to the Company Board that the sale process be terminated. It made this recommendation in light of the withdrawal of the one proposal received, and the absence of any other proposals. The committee considered the extensive and proactive efforts that had been made to identify potential buyers and generate interest in an acquisition. The Company Board agreed that the process should be terminated.

        Throughout 2013, representatives of the Company had discussions with representatives of the company targeted as a potential acquisition opportunity at the October 2012 Company Board meeting. This potential acquisition and other strategic alternatives were further discussed by the Company Board at meetings in January, April, June and August 2013. Under the direction of the Company Board, Company representatives submitted four non-binding offers to acquire the target company, at successively increased offer prices. No offer was accepted by the target, although discussions remained ongoing until October 2013.

        On April 30, 2013, the Company announced that the Company Board had appointed Elizabeth Fetter as Chief Executive Officer, replacing Mr. Côté, who resigned. Ms. Fetter has been a member of the Company Board since 2002.

        On June 18, 2013, the Company announced a restructuring plan that was expected to reduce the size of its workforce by approximately 12%, incur restructuring charges in the range of $7.5 million to $8.0 million, and reduce annual costs by approximately $13 million.

        On July 24, 2013, James Peterson, Chief Executive Officer of Microsemi, called Ms. Fetter's office to request a lunch meeting. Lower-level officers of the two companies were acquainted with each other through meetings that had occurred between March 2011 and March 2012 to discuss the possibility of a strategic collaboration or other commercial relationship, which never progressed. No Company executives had previously met Mr. Peterson, although he had served as president and chief operating officer of Linfinity Microelectronics, Inc., a then-subsidiary of the Company, in the late 1990's. Mr. Peterson did not provide any strategic context for his meeting request.

        On August 12, 2013, Ms. Fetter and Manish Gupta, Vice President, Marketing and Business Development, of the Company, met with Mr. Peterson, Steven Litchfield, Executive Vice President and Chief Strategy Officer, and Robert Adams, Vice President of Corporate Development, of Microsemi at the Company's offices. During this meeting, Mr. Peterson expressed Microsemi's interest in a potential acquisition of the Company. Ms. Fetter responded that the Company was just beginning to implement a refocused strategic plan to drive shareholder value, and that it was too early to discuss a sale of the Company. Mr. Peterson reiterated his interest in potentially acquiring the Company, and said that Microsemi could pay a substantial premium to the market price of the Company's shares. Ms. Fetter told Mr. Peterson that if he wished to put a proposal in writing, she would take it to the Company Board for consideration.

        After the meeting, Ms. Fetter informed Jim Chiddix, Chairman of the Board of the Company, of Mr. Peterson's statements.

        On August 16, 2013, Mr. Litchfield sent an e-mail to Ms. Fetter attaching a non-binding letter of intent to purchase the Company at a price of $6.28 per share in cash for each outstanding share of Company common stock on a fully-diluted basis. The letter called for the Company to agree to a 60-day period of negotiating exclusivity with Microsemi. Ms. Fetter immediately forwarded the letter of intent to Mr. Chiddix. Mr. Chiddix agreed with Ms. Fetter that the offer price was inadequate.

        Following a discussion with Mr. Chiddix, on August 21, 2013, Ms. Fetter forwarded the letter of intent to the entire Company Board, with an explanation of the background. She noted her and Mr. Chiddix's view that the offer was inadequate. She stated her preference to pursue the proposed acquisition of the target company that was first introduced to the Company Board in October 2012. She further stated that she planned on writing a short note to Microsemi declining to pursue Microsemi's proposal for a sale of the Company. She asked the directors to tell her of any concerns or if they wished to discuss further. None had any such concerns.

        On August 26, 2013, Ms. Fetter e-mailed a letter to Mr. Litchfield stating that the price offered did not reflect a fair price to the Company's shareholders, that she was very focused on enhancing the Company's market value, and that that effort had just begun and was her top priority this year. Ms. Fetter also telephoned Mr. Litchfield to deliver this message.

        On August 27, 2013, Mr. Litchfield e-mailed Ms. Fetter, thanking her for her response, advocating for Microsemi's offer, and requesting contact information for Mr. Chiddix, Chairman of the Board. Ms. Fetter did not respond to this request.

        On August 29, 2013, Mr. Peterson e-mailed Ms. Fetter, stating that he found her response unacceptable, and that he hoped the Company had initiated a Company Board-level committee to review Microsemi's non-binding letter of intent.

        On September 3, 2013, Mr. Peterson e-mailed Ms. Fetter again, stating that he would like the Company to enter into an exclusivity agreement for the sale of the Company to Microsemi. He further stated that, as part of the process he would insist upon a go-shop period to allow Company shareholders to verify the fairness of the proposed transaction.

        On September 4, 2013, in a telephonic meeting of the Company Board, Ms. Fetter and Mr. Spencer updated the Company Board on the recent communications from Microsemi as well as developments regarding the potential acquisition opportunity. The Company Board discussed these potential alternative transactions with the Company's management and legal and financial advisors. The Company Board authorized management to increase the price in its non-binding offer for the acquisition target. The Company Board separately concluded, after discussion and consideration of relevant factors, that the $6.28 per share price offered by Microsemi was inadequate.

        On September 5, 2013, Ms. Fetter telephoned Mr. Litchfield, and e-mailed Mr. Peterson, to inform them that the Company Board had reaffirmed that Microsemi's offer price was inadequate. Mr. Peterson responded to Ms. Fetter by e-mail shortly thereafter. He asked her to elaborate on what she and the Company Board would consider full value for the Company's shares. He further informed her that his team would work to better understand the Company Board's view of the Company's value, and he reiterated Microsemi's ability to execute a successful transaction.

        On September 9, 2013, Mr. Peterson again e-mailed Ms. Fetter seeking a meeting between Microsemi representatives and Company representatives.

        On September 10, 2013, the Company Board held another telephonic meeting. At this meeting, the Company Board discussed with the Company's management and legal and financial advisors various potential strategic alternatives, including the acquisition opportunity and Microsemi's offer. The Company Board reviewed the history of acquisitions by Microsemi, and noted a frequent pattern of price increases following their initial offer. Representatives of Latham then reviewed with the Company Board the Company's takeover defenses. Following discussion, the Company Board determined to form a transaction committee, consisting of Messrs. Chiddix, Clarkson, Neumeister and Stanzione, to manage board processes with respect to strategic alternatives including Microsemi's offer. The Company Board directed management to seek a nondisclosure and standstill agreement from Microsemi. Following such agreement, further information relevant to Company valuation could be shared with Microsemi.

        On September 11, 2013, Mr. Spencer e-mailed to Mr. Litchfield a draft non-disclosure and standstill agreement that had been prepared by Latham.

        On September 12, 2013, David Goren, Senior Vice President, Business Affairs, Legal and Compliance of Microsemi, e-mailed comments to Latham on the draft non-disclosure agreement, deleting the standstill provisions and modifying certain of the confidentiality provisions.

        On September 13, 2013, the transaction committee held a telephonic meeting to review the status of discussions with the acquisition target company, and with Microsemi. The Company Board again discussed with the Company's management and legal and financial advisors potential strategies, including both of these opportunities. The committee discussed its need for a standstill from Microsemi as part of the non-disclosure agreement, but would agree to shorten the standstill to six months from the 18 months proposed in Latham's original draft.

        Later that day, Mr. Litchfield and Ms. Fetter exchanged e-mails regarding scheduling of a Company management presentation to Microsemi representatives for the following week. A representative of Latham telephoned Mr. Goren to explain that the Company Board required the standstill as a condition to granting Microsemi access to confidential information of the Company.

        On September 15, 2013, Mr. Goren informed a representative of Latham that Microsemi would agree to the requested six-month standstill, but that Microsemi would insist on exclusive negotiating rights for a period of five to six weeks. Mr. Goren reaffirmed that Microsemi would agree to a go-shop period in any definitive agreement, as suggested in Mr. Peterson's September 3rd e-mail. Over the next several days, Company and Microsemi representatives exchanged e-mails regarding scheduling of the management presentation. Mr. Spencer and Mr. Litchfield tentatively scheduled a meeting for September 25, 2013, subject to resolution of the issues relating to exclusivity and standstill.

        On September 16, 2003, Mr. Litchfield e-mailed to Ms. Fetter a revised letter of intent. The offer price in the revised letter of intent remained unchanged at $6.28 per share. The letter requested the Company's agreement to a six-week exclusivity period.

        On September 18, 2013, the transaction committee discussed Microsemi's request for exclusivity, as well as developments in the acquisition matter, in a telephonic meeting. The committee reached no decision regarding the exclusivity request.

        On September 21, 2013, Mr. Peterson e-mailed Ms. Fetter urging the Company to grant exclusivity to Microsemi, and stating that his offer to execute a six-month standstill would expire in two days.

        On September 23, 2013, the transaction committee met again by telephone. Ms. Fetter reviewed recent developments in the acquisition matter, and the committee further discussed Microsemi's letter of intent and request for exclusivity. The committee considered that it could agree to exclusivity without signing the letter of intent. However, in light of the committee's earlier conclusion, and continuing view, that the price offered by Microsemi was inadequate, the committee determined not to agree to exclusivity to Microsemi. The committee reaffirmed that the Company would share due diligence information with Microsemi only if Microsemi agreed to execute the confidentiality agreement and standstill.

        After this meeting, a representative of Latham telephoned Mr. Goren and told him that the transaction committee had determined that it could not grant exclusivity to Microsemi at the current time and based on current facts, but that the Company remained willing to share confidential information under the confidentiality agreement and standstill that the Company had previously proposed. Mr. Goren asked if the Company Board would be willing to consider a shorter standstill. The Latham representative told Mr. Goren that the Company Board had not discussed that possibility, but that it would listen to any other proposals Microsemi might make. Later that evening, Mr. Peterson e-mailed Ms. Fetter again urging that the Company grant exclusivity to Microsemi.

        Before speaking to Mr. Peterson on September 24, 2013, Ms. Fetter spoke to Mr. Chiddix and other Company Board members. At Mr. Chiddix's request, Ms. Fetter discussed with the Company's management and legal and financial advisors the possible process and next steps if the Company Board were to decide to pursue a sale or other strategic transaction.

        Later that day, Ms. Fetter and Mr. Peterson spoke. Ms. Fetter told Mr. Peterson that the Company Board did not believe that Microsemi's offer price of $6.28 represented full value. She said that the Company was prepared to share its detailed data showing why not, once Microsemi executed the confidentiality and standstill agreement. She also stated that the Company had other strategic alternatives that could drive higher shareholder value, including in the near term. She stated that the Company Board could not grant Microsemi exclusivity at this time, at this price, and given these facts.

        Mr. Peterson told Ms. Fetter that he could not execute a standstill without receiving exclusivity, so the management presentation scheduled for the next day would be cancelled. Mr. Peterson requested a written response to Microsemi's letter of intent.

        On September 25, 2013, Ms. Fetter e-mailed Mr. Peterson confirming the message she had delivered the previous day: that after Company Board discussion, the Company could not grant exclusivity at that time, at the proposed price. That same day, the Company resent the letter from August 26, 2013 to Microsemi, in which the Company rejected Microsemi's offer to purchase the Company.

        On September 26, 2013, Mr. Litchfield e-mailed to Ms. Fetter a revised letter of intent. The offer price in the revised letter of intent remained unchanged at $6.28 per share. The letter stated that Microsemi found it disappointing that the Company Board and management would not consider more seriously the proposed transaction. The letter stated that Microsemi would agree to a six-month standstill agreement, and requested the Company's agreement to a six-week exclusivity period.

        Shortly thereafter, Mr. Peterson e-mailed Ms. Fetter requesting an in-person meeting. After some discussion by e-mail, they agreed that Ms. Fetter, Mr. Peterson, Mr. Litchfield and Mr. Spencer would meet for dinner in San Jose on October 2, 2013.

        On October 2, 2013, the transaction committee held another meeting by teleconference to review and discuss developments in the possible acquisition transaction and in respect of the sale transaction proposed by Microsemi. Representatives of the Company's legal, financial and public relations advisors provided their input for possible courses of action in case Microsemi publicly announced an intention to acquire the Company at a price that the Company Board viewed as inadequate. Jefferies also discussed certain financial matters related to the Company.

        On October 2, 2013, Ms. Fetter, Mr. Spencer, Mr. Peterson and Mr. Litchfield met. Mr. Peterson proposed an increase in the offer price that he said would be keyed around the 52-week high for the Company's share price. He suggested that he was prepared to pursue a public route to an acquisition if necessary, launching during the week of October 21, with or without the Company's agreement. Ms. Fetter stated that she was not in a position to discuss Mr. Peterson's proposal ahead of deliberations by the Company Board. Dinner concluded with an understanding that Microsemi intended to send a revised proposal that Ms. Fetter would provide to the Company Board.

        Later that evening, Mr. Litchfield e-mailed Ms. Fetter and Mr. Spencer a revised letter of intent stating an offer price range of $6.28 to $7.03 per share. The revised letter shortened the requested exclusivity period to 30 days. Mr. Litchfield's e-mail requested a response by the close of business on October 4, 2013. Mr. Peterson separately e-mailed Ms. Fetter stating that "we see the justification for $7.03 based on the chip scale atomic clock, government and PTP business growth that the company is forecasting." Mr. Spencer forwarded the revised letter of intent to the Company Board the same evening.

        At a telephonic meeting on October 4, 2013, the transaction committee reviewed these developments as well as status of the acquisition matter. Jefferies reported that, at the request of Ms. Fetter and Mr. Clarkson, Jefferies had contacted four of the parties that had participated in due diligence in the Company's 2012 sale process (including the party that had submitted the non-binding proposal at $8.25 per share), and Jefferies informed these parties that the Company was engaged in discussions with respect to a possible sale transaction at a price above $7.00 per share on an expedited timetable. Jefferies reported that none of these parties currently indicated any interest in pursuing an acquisition of the Company at a price close to $7.00 per share. Two of the parties indicated that the highest price they might consider would be in the mid-$6 range.

        Next, Ms. Fetter described her recent contacts with the proposed acquisition target company. The committee noted the slow pace of progress in discussions with this target, even though discussions had been ongoing for over a year. Prospects for a near-term breakthrough appeared low.

        After discussion, the committee concluded that it would remain inappropriate to execute Microsemi's proposed letter of intent, because the committee and Company Board had not reached a decision to sell the Company; nor had they made any determination about the price at which they might be willing to do so. However, based on the possible upward movement in offer price reflected in the revised letter of intent, the committee decided to grant exclusivity to Microsemi for 30 days, and to provide sufficient due diligence information to enable it to finalize a firm price proposal. Ms. Fetter telephoned Mr. Litchfield after conclusion of the meeting to tell him of the committee's decision.

        Later on October 4, 2013, the Company and Microsemi executed a confidentiality agreement that contained a six-month standstill and a 30-day exclusivity period.

        Commencing October 5, 2013, representatives of the Company, Microsemi, Latham, and O'Melveny & Myers LLP ("O'Melveny"), counsel to Microsemi, began working together to answer due diligence questions from, and provide requested documents to, Microsemi. On October 7, 2013, representatives of Latham and O'Melveny spoke by telephone regarding diligence efforts and the drafting of the definitive merger agreement.

        On October 9, 2013, Ms. Fetter, Mr. Spencer, Phil Bourekas (Executive Vice President, Products and Marketing), Doug Halbert (Executive Vice President, Operations), Juan Dewar (Executive Vice President, Worldwide Sales and Services) and Manish Gupta (Vice President, Marketing and Business Development) met with representatives of Microsemi to provide them with an overview of the Company, its markets, products and strategies, its recent financial performance, and other information relevant to the Company's valuation. The meeting lasted approximately five hours. During the meeting, Microsemi representatives requested a number of items of follow-up information which the Company committed to provide.

        On October 10, 2013, O'Melveny sent to Latham a first draft of the Merger Agreement. The same day, a representative of Jefferies telephoned Mr. Litchfield to discuss next steps in the diligence and negotiating process. As directed by the Company, the Jefferies representative informed Mr. Litchfield that the Company did not plan to give Microsemi representatives open access to all due diligence materials, or engage in negotiation of the Merger Agreement, until Microsemi submitted a firm price proposal at a level that would warrant further engagement as may be determined by the Company Board, and that the Company Board had made no decision to sell the Company even at a price at the high end of Microsemi's previously stated range. Jefferies requested that Microsemi focus its near-term diligence efforts on the financial items required to determine valuation.

        On October 11, 2013, Mr. Litchfield sent Mr. Spencer and Jefferies a due diligence request list focusing on financial and business items relevant to valuation. Later that day, representatives of Microsemi were given electronic access to selected portions of an online data room containing Company due diligence information, and Mr. Spencer provided preliminary responses to Mr. Litchfield's diligence requests. Mr. Spencer also provided the names of the primary business contacts for further discussions related to the various categories of requested items.

        Also on October 11, 2013, Ms. Fetter e-mailed a summary to the Company Board of first quarter results and an update on discussions with Microsemi. She told the Company Board that she expected to receive a revised offer from Microsemi with a specific price sometime the following week, and that a Company Board call would be held promptly in response to such an offer.

        On October 14, 2013, Ms. Fetter, Mr. Spencer, Mr. Chiddix, and representatives of Latham held a conference call to discuss schedule and process issues, including timing and need for additional Company Board or transaction committee meetings. Ms. Fetter e-mailed the Company Board that an update call would be held for the transaction committee, with all board members invited, on October 17, 2013.

        Also on October 14, 2013, Microsemi representatives were given access to additional portions of the data room. Mr. Goren and representatives of Latham and O'Melveny spoke by teleconference regarding due diligence items and the status of the Company's review of the draft Merger Agreement.

        On October 15, 2013, Ms. Fetter, Mr. Spencer, Mr. Peterson, Mr. Litchfield and Mr. Goren, together with representatives of Jefferies, participated in a conference call to discuss diligence and negotiating process, the position of the Company Board, and next steps. Ms. Fetter noted that some Company Board members felt strongly that any firm purchase proposal received from Microsemi should be discussed and evaluated by the Company Board at its in-person meeting scheduled for October 25, 2013, and not before then. Mr. Peterson stated his strong intention to execute a definitive merger agreement and announce a transaction with the Company by October 21, 2013, and close by December 1, 2013. He noted that Microsemi had other acquisition targets under consideration. If a deal could not be reached by that date, he said that he likely would turn to a consideration of the other candidates and withdraw his attention from the Company. Mr. Peterson stated that Microsemi's offer price would be $7.03 per share.

        Later on October 15, 2013, Mr. Litchfield e-mailed a non-binding indication of interest letter to Ms. Fetter. The letter stated a revised offer price of $7.03 per share in cash for each outstanding share of Company stock on a fully-diluted basis. The letter noted "several risks on the profitability of the business, including the revenue risk in the synchronization business leading the declines that the Company has seen over the last two years." Ms. Fetter forwarded this letter to the Company Board.

        On October 16, 2003, Mr. Peterson e-mailed Ms. Fetter asking if the Company Board would make a favorable decision regarding the revised proposal by that evening. He noted that he was planning for a meeting of Microsemi's Executive Committee regarding acquisition opportunities and progress. He stated that he had lined up all of the support and financing necessary to close a purchase of the Company by December 1, 2013. Ms. Fetter responded that the transaction committee call was scheduled for the next day to discuss Microsemi's latest proposal. Ms. Fetter requested a telephone call with Mr. Peterson later that day to discuss timeline for the deal negotiation.

        On this later call on October 16, Mr. Peterson reiterated that an announcement was necessary by October 21, 2013 in order to avoid any unnecessary delays and potential market changes and that Microsemi wanted to close a transaction with the Company by December 1, 2013. Ms. Fetter raised the subject of price, saying that $7.03 was inadequate. Mr. Peterson stated that the Company's business was not worth more than that, but he had received approval from his board to offer $7.08 per share. Ms. Fetter stated that that was still inadequate, and that some Company Board members expected to see a price of $7.25 per share. Mr. Peterson said that if it would get the deal done, Microsemi would be willing to offer a price of $7.18 per share, although he would need approval of the Microsemi board to do that, and he could offer no higher. He further stated that he would offer this price if and only if the Company were to sign a definitive agreement by October 21, 2013, the day before the Company's earnings call scheduled for October 22, 2013, thus avoiding any unnecessary delays and potential market changes.

        On October 16, 2013, Mr. Spencer sent to all directors updated information from the Company's management and legal and financial advisors, including a summary by Latham of key issues in the draft Merger Agreement, and the draft agreement itself.

        On October 17, 2013, Mr. Litchfield e-mailed Ms. Fetter a proposed timeline that called for (among other things) announcing the transaction on October 21, 2013, launching a tender offer on October 25, 2013, and closing on November 22, 2013.

        Also on October 17, 2013, a transaction committee meeting was held by telephone, with all Company Board members invited and in attendance, along with Mr. Spencer, and representatives of Jefferies and Latham. Ms. Fetter briefly reviewed first quarter results, and provided an update on discussions with Microsemi, including the revised purchase proposal. Jefferies then updated the Company Board regarding certain financial matters under various scenarios, including a sale to Microsemi, a purchase of the acquisition target, and continued stand-alone operation of the Company's business. A discussion of the revised proposal ensued. Next, Latham reviewed highlights of the draft Merger Agreement and the proposed transaction structure, which included a "go-shop" period following signing, during which the Company would be free to solicit other buyers. Under the go-shop provisions, if the Company terminated the Merger Agreement during this period, it would pay a reduced break-up fee. Latham also noted the speed of closing, which could be accomplished within approximately 30 days of signing if regulatory or other conditions did not intervene. Further discussion ensued, but the committee made no decision on the proposed transaction. It was agreed that Microsemi's proposal would be addressed in greater detail, and a decision taken if possible, at the in-person board meeting scheduled for October 25, 2013.

        In the evening on October 17, 2013, Mr. Peterson again e-mailed Ms. Fetter and reiterated that he desired to announce any transaction at the close of market on October 21 to avoid unnecessary delays and potential market changes. Ms. Fetter forwarded this e-mail to Mr. Chiddix.

        Mr. Peterson e-mailed Ms. Fetter, Mr. Spencer, Mr. Goren, Mr. Litchfield, and two other Microsemi executives, early in the morning of October 18, 2013, stating that he intended to announce an offer at the close of market on October 21. He stated that if a deal with the Company could not be signed by that date, Microsemi would switch its choice of acquisition targets, and not revisit any potential transaction with the Company until next year. Ms. Fetter forwarded this e-mail to Mr. Chiddix.

        On October 18, 2013, Latham sent a revised draft of the Merger Agreement to O'Melveny, and on October 19, 2013, O'Melveny and Latham traded further drafts of the Merger Agreement. The Company's advisors continued to have concerns about a number of provisions in the draft Merger Agreement after these drafts were exchanged, including a closing condition that the Company have a specified amount of cash at closing, and a condition that relieved Buyer from any obligation to divest assets if required by regulatory authorities. The parties also engaged in back-and-forth negotiations regarding the size of the termination fee and length of the go-shop period.

        On October 18, 2013, Ms. Fetter e-mailed all members of the Company Board to report on recent developments in the negotiations. She stated that she and others were working hard to see if the parties could resolve open issues. She noted that a teleconference would be scheduled to discuss deal status with the Company Board during late afternoon on Sunday, October 19.

        Representatives of the parties and their legal advisors worked over the weekend of October 19 and 20, 2013, to finalize the Merger Agreement and the related disclosure schedule. A "war room" was established at the Company, where executives gathered both days to address issues in their various areas of expertise. Ms. Fetter spoke to Mr. Litchfield, and a representative of Latham spoke to a representative of O'Melveny numerous times, to discuss the Company's and Microsemi's position on issues in the Merger Agreement, and to negotiate solutions to their differences. The minimum cash condition was removed from the final Merger Agreement, and the regulatory approval condition was revised to require Microsemi to divest assets meeting certain agreed criteria if required by regulatory authorities.

        On October 20, 2013, the Company Board held a telephonic meeting to discuss the proposed transaction further with representatives of Jefferies and Latham in attendance. Jefferies discussed with the Company Board the proposed transaction and related financial matters. Next, Latham reviewed the board's fiduciary duties, including in connection with a change of control transaction. Latham then reviewed key terms of the Merger Agreement, which had been circulated in draft to the board, and he summarized the remaining open issues thereunder. Finally, Mr. Clarkson, as chairman of the compensation committee, led a review of compensation committee recommendations relating to employee equity grants and severance compensation issues arising under the Merger Agreement. The equity grants consisted of annual employee "focal" grants that previously were scheduled to be reviewed later in the week at a regular compensation committee meeting, as part of the committee's normal annual grant cycle. The Company Board did not take a vote on any of the foregoing.

        On October 21, 2013, the Company Board held another telephonic meeting, with representatives of Jefferies and Latham present. Latham summarized changes in the final Merger Agreement which had been circulated prior to the meeting. Also at this meeting, Jefferies reviewed with the Company Board its financial analysis of the $7.18 per Share cash consideration and delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated October 21, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $7.18 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        Following discussion, the Company Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommended that shareholders accept the Offer and if necessary, adopt the Merger Agreement.

        Following the Company Board meeting, on October 21, 2013, Microsemi, Purchaser, and the Company executed and delivered the Merger Agreement, and the Company and Microsemi issued a joint press release announcing the transaction.

        Following announcement of the transaction, the Company commenced a go-shop process, with Jefferies' assistance. The go-shop period will continue through November 8, 2013 under the terms of the Merger Agreement.

Reasons for the Recommendation of the Company Board.

        In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Company Board consulted with the Company's senior management, outside legal counsel and financial advisor. The Company Board also consulted with outside legal counsel regarding the Company Board's fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements.

        The following discussion includes all material reasons and factors considered by the Company Board in making its recommendation that the holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, vote in favor of the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, but is not, and is not intended to be, exhaustive.

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  Premium to Market Price.  The Company Board considered the relationship of the Per Share Amount to the current and historical market prices of the Common Stock. The Per Share Amount to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Per Share Amount represented a premium of approximately 50.52% over the closing price per share of the Common Stock on the Nasdaq Global Select Market on October 21, 2013, the last trading day before the execution date of the Merger Agreement, and a premium of approximately 52.44% over the closing price per share of the Common Stock 10 trading days prior to the execution date of the Merger Agreement;

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  Certainty of Value.  The Company Board considered that the consideration to be received by the Company's stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders.

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  The Company's Operating and Financial Condition; Prospects of the Company.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Common Stock (which is not feasible to quantify numerically). The Company Board discussed the Company's current financial plan, including the risks associated with achieving and executing upon the Company's business plan, the impact of general economic market trends on the Company's sales, as well as the general risks of market conditions that could reduce the Company's stock price. Among the potential risks identified by the Company Board were the Company's exposure to volatile end-markets, the potential impact of sequestration and budget cycles on business with the U.S. government, the impact of pricing pressure and carrier capital expenditure dynamics on the Company's communications business and risks associated with the Company deriving a significant portion of its revenue from mature markets and technologies. In light of the foregoing, the Board believed that the Per Share Amount of $7.18 offered greater certainty of value to the Company's stockholders than continuing to operate on a stand-alone basis;

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  Potential Strategic Alternatives.  The Company Board considered possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), potential benefits to the Company's stockholders of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Company Board's assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company's stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board specifically considered the fact that the 2012 strategic alternatives process did not result in any viable proposals for a purchase of the Company and that this was validated by the "market check" performed by the Company in October 2013;

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  Full and Fair Value.  The Company Board believed that the Per Share Amount of $7.18 per share of Common Stock represents full and fair value for the shares of Common Stock, taking into account the Company Board's familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition for the fiscal year ended June 30, 2013 and projected results for the 2014 to 2016 fiscal years and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

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  Best Price Reasonably Available.  The Company Board believed that the Per Share Amount of $7.18 per share of Common Stock represents the best price reasonably available for the shares of Common Stock based on negotiations with Parent, and the Company Board believed that it was unlikely that any other potential buyer would be willing to pay more than $7.18 per share of Common Stock to acquire the Company based upon its 2012 sale process and October 2013 market check. The Company Board also considered Microsemi's stated intention to withdraw its acquisition proposal, and consider other acquisition targets, if the Company and Microsemi could not reach agreement on a transaction at the $7.18 per share price offered by Microsemi by October 21, 2013;

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  Speed of Completion.  The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock, which should allow stockholders to receive the Per Share Amount in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their shares of Common Stock in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company's business would be subject to the potential uncertainty of closing and related disruption;

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  Business Reputation of Microsemi.  The Company Board considered the business reputation, management and substantial financial resources of Parent, which has agreed under the Merger Agreement to make funds available to Purchaser to consummate the Offer and the Merger, which the Company Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Company Board also considered the impact of the Offer and the Merger on the Company's employees, business partners and customers;

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  Opinion of the Company's Financial Advisor.  The Company Board considered the opinion of Jefferies, dated October 21, 2013, to the Company Board as to the fairness, from a financial point of view and as of such date, of the $7.18 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than Parent, Purchaser and their respective affiliates), which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies as more fully described under the caption "Opinion of the Company's Financial Advisor";

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  The Merger Agreement.  For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders. In particular:

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  No Financing Condition.  The Company Board considered the representation of Parent and Purchaser that Parent has, and will make available to Purchaser, sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

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  Go-Shop Period.  The Company Board considered that the Merger Agreement provides for an 18-day "go-shop" period, during which the Company may solicit, whether publicly or otherwise, competing offers from third parties and engage in discussions and negotiations with, and furnish non-public information relating to the Company and its subsidiaries and afford access to the books and records of the Company and its subsidiaries to any third party, each in connection with a competing proposal, subject to certain restrictions in the Merger Agreement (the "Go-Shop Period");

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    Lower "Go-Shop" Termination Fee.  The Company Board considered the ability of the Company to enter into a definitive agreement for a Superior Proposal and pay a reduced termination fee of $5.05 million if it entered into the agreement during the Go-Shop Period, and the opportunity for other parties to approach us if interested in a strategic transaction;

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    Change in Recommendation/Termination Right to Accept Superior Proposals.  In the event the Company receives a Superior Proposal after the Go-Shop Period, the Company Board may withdraw or change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger, and terminate the Merger Agreement, after consultation with its outside legal counsel and financial advisors if the Company Board determines in good faith that the failure to do so would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law. In order for the Company Board to withdraw its recommendation in connection with a Superior Proposal after the Go-Shop Period, the Company Board must first provide Parent and Purchaser with a right to make, and to meet with the Company to negotiate one or more, counterproposals to any Superior Proposal. In order for the Company Board to terminate the Merger Agreement following a change in recommendation after the "go-shop" period, it must concurrently pay Parent a termination fee of $10.4 million in cash;

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    Change in Recommendation/Termination Right Following Intervening Events.  The Company Board considered its ability to change its recommendation or declaration of advisability of the Merger Agreement, the Offer, or the Merger in response to certain unknown intervening events, if the Company Board determines that, after consultation with its outside legal counsel and financial advisors if the Company Board determines in good faith that the failure to do so would reasonably be expected to result in a breach by the Company Board of its fiduciary duties under applicable Law. In order for the Company Board to withdraw its recommendation in response to an intervening event, the Company Board must first provide Parent and Purchaser with notice and a right to meet with the Company to negotiate changes to the Merger Agreement so that the change in recommendation is no longer necessary. In order for the Company Board to terminate the Merger Agreement following a change in recommendation in response to an intervening event, it must concurrently pay Parent a termination fee of $10.4 million in cash;

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    Termination Fee.  The Company Board was of the view that the $10.4 million termination fee payable by the Company to Parent after the Go-Shop Period, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction;

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    Outside Date.  The Company Board considered the fact that the Outside Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

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    Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Purchaser's obligations to accept for payment and pay for the Common Stock tendered pursuant to the Offer and to complete the Merger under the Merger Agreement;

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    Enforcement.  The Company Board considered the Company's ability to seek specific enforcement of Parent's and Purchaser's obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent and Purchaser were to decline to comply with their obligations under the Merger Agreement; and

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    Material Adverse Effect.  The Company Board considered the provisions in the Merger Agreement that any change, event, development, circumstance, condition or effect related to the Company or its business arising or resulting from the announcement of the execution of the Merger Agreement or the pendency of the Offer and Merger, or any failure to meet analyst estimates or internal Company budgets or forecasts (in and of itself), are excluded from the determination of whether a material adverse effect has occurred that would permit Parent and Purchaser to elect not to consummate the Offer.

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  Appraisal Rights.  The Company Board considered the fact that the stockholders that do not tender their Common Stock in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger;

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  Risks of the Transaction.  In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

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  the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

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  the potential limitations on the Company's pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Parent;

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  the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company's directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company's continuing business could potentially result in a loss of customers, business partners and employees;

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  the effect of the public announcement of the Merger Agreement, including effects on the Company's sales, customer, operating results and stock price, and the Company's ability to attract and retain key management and sales and marketing personnel;

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  the amount of time it could take to complete the Offer and the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties' compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

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  the consideration to be received by the stockholders in the Offer and the Merger would be taxable to the stockholders for federal income tax purposes; and

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  the impact of the Offer and the Merger on the Company's non-executive employees.

        The Company Board based its ultimate decision on its business judgment that the benefits of the Offer and the Merger to stockholders of the Company outweigh the negative considerations.

        The foregoing discussion of the information considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of the Company's Financial Advisor.

        The Company has retained Jefferies as its financial advisor in connection with the Offer and the Merger. In connection with this engagement, the Company requested that Jefferies evaluate the fairness, from a financial point of view, of the $7.18 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than Parent, Purchaser and their respective affiliates). On October 21, 2013, at a meeting of the Company Board held to evaluate the Offer and the Merger, Jefferies delivered to the Company Board an oral opinion, confirmed by delivery of a written opinion dated October 21, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the $7.18 per Share cash consideration to be received in the Offer and the Merger, taken together, by holders of Company common stock (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Jefferies' opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies. This opinion is attached as Annex II and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Company Board (in its capacity as such) in its evaluation of the per Share cash consideration from a financial point of view and did not address any other aspect of the Offer or the Merger. The opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transactions or opportunity that might be available to the Company, nor did it address the Company's underlying business decision to engage in the Offer and the Merger or the terms of the Merger Agreement or the documents referred to in the Merger Agreement, including any term, aspect or implication of any other agreements or arrangements contemplated by or resulting from the Offer and the Merger or otherwise. Jefferies' opinion should not be construed as creating any fiduciary duty on Jefferies' part to any party and does not constitute a recommendation as to whether any stockholder should tender shares of Company common stock in the Offer or how any stockholder should act with respect to the Offer, the Merger or any related matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion.

        In arriving at its opinion, Jefferies, among other things:

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  reviewed the Merger Agreement;

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  reviewed certain publicly available financial and other information about the Company;

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  reviewed certain information furnished to Jefferies by the Company's management relating to the Company's business, operations and prospects, including financial forecasts and estimates prepared by the Company's management;

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  held discussions with members of the Company's senior management concerning the matters described in the two preceding bullets;

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  reviewed the stock trading price history and implied multiples for Company common stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

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  compared the financial terms of the Offer and the Merger with publicly available financial terms of certain other transactions that Jefferies deemed relevant; and

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  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the Company's management that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor did Jefferies conduct a physical inspection of any of the properties or facilities of the Company, and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections.

        With respect to the financial forecasts and estimates provided to Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and assumed, that such financial forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the future financial performance of the Company. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies' opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of the opinion. Jefferies made no independent investigation of any legal, accounting or tax matters affecting the Company and assumed the correctness in all respects material to its analysis of all legal, accounting and tax advice given to the Company or the Company Board, including, without limitation, advice as to the legal, accounting and tax consequences to the Company and its stockholders of the terms of, and transactions contemplated by, the Merger Agreement. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer or the Merger to any holder of Company common stock. Jefferies also assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer or the Merger.

        Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Company common stock as expressly set forth in its opinion. Jefferies expressed no opinion as to the price at which Shares of Company common stock would trade at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company's officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the per Share cash consideration or otherwise. The issuance of Jefferies' opinion was authorized by Jefferies' fairness committee.

        In connection with rendering its opinion to the Company Board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to the Company or the Offer and the Merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

        Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of the Company in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired.

        The per Share cash consideration was determined through negotiation between the Company and Parent, and the decision by the Company to enter into the Merger Agreement was solely that of the Company Board. Jefferies' opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Company Board or management with respect to the Offer or the Merger or the consideration payable in the Offer and the Merger.

        The following is a brief summary of the material financial analyses reviewed with the Company Board and performed by Jefferies in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses. For purposes of the analyses described below, implied per Share equity value reference ranges derived for the Company were based on fully diluted Shares using the treasury stock method which, assuming a per Share price of $7.18, results in 43,009,978 fully diluted Shares outstanding.

        Selected Public Companies Analysis.    Jefferies reviewed publicly available financial and stock market information of the Company and the following eight selected companies which Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with operations in the communications technology industry and related test and measurement sectors:

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  Teledyne Technologies Inc.

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  Spirent Communications PLC

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  Aeroflex Holding Corp.

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  Comtech Telecomm Corp.

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  Anaren, Inc.

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  KVH Industries, Inc.

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  API Technologies Corp.

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  Frequency Electronics Inc.

        Jefferies reviewed enterprise values, calculated as equity market capitalization based on closing stock prices on October 18, 2013 plus total debt, preferred stock and minority interests and less cash and cash equivalents, as a multiple of, among other things, calendar year 2013 and calendar year 2014 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Jefferies also reviewed equity market capitalizations as a multiple of, among other things, calendar year 2014 estimated price-to-earnings ratios, referred to as P/E. The overall low to high estimated EBITDA multiples observed for the selected companies for calendar year 2013 and calendar year 2014 were 6.5x to 17.8x and 5.5x to 10.3x, respectively, and the overall low to high estimated P/E multiples observed for the selected companies for calendar year 2014 were 10.9x to 23.1x. Jefferies then applied a range of selected multiples of calendar year 2013 and calendar year 2014 estimated EBITDA of 6.5x to 8.5x and 5.5x to 7.5x, respectively, and calendar year 2014 estimated P/E of 14.0x to 18.0x derived from the selected companies to corresponding data of the Company. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of the Company was based on publicly available research analysts' estimates, public filings and internal estimates of the Company's management. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company, as compared to the $7.18 per Share cash consideration:

Implied Per Share Equity Value Reference Ranges Based on:
CY2013E EBITDA	CY2014E EBITDA	CY2014E P/E	Per Share Cash Consideration
$4.75 - $5.63	$5.59 - $6.74	$4.68 - $6.02	$7.18

        Selected Precedent Transactions Analysis.    Using publicly available information, Jefferies reviewed financial data relating to the following 14 selected transactions publicly announced from May 25, 2007 to May 29, 2012 which Jefferies in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with operations in the communications technology and related test and measurement sectors:

Announcement Date	Acquiror	Target
May 29, 2012	• Teledyne Technologies Incorporated	• LeCroy Corporation
October 25, 2011	• Ametek, Inc.	• EM Test AG
September 14, 2011	• Teradyne, Inc.	• LitePoint Corporation
March 28, 2011	• API Technologies Corp.	• Spectrum Control, Inc.
February 22, 2011	• Golden Gate Capital	• Tollgrade Communications, Inc.
December 22, 2010	• Teledyne Technologies Incorporated	• DALSA Corporation
December 20, 2010	• Raytheon Company	• Applied Signal Technology, Inc.
September 29, 2010	• Danaher Corporation	• Keithley Instruments, Inc.
February 11, 2010	• JDS Uniphase Corporation	• Agilent Technologies, Inc. (Network Solutions Division)
July 9, 2009	• JDS Uniphase Corporation	• Finisar Corporation (Network Tools Division)
May 11, 2009	• Ixia	• Catapult Communications Corporation
October 1, 2008	• Spectris PLC	• SPX Corporation (LDS Test and Measurement Division)
October 8, 2007	• Hexagon AB	• NovAtel Inc.
May 25, 2007	• Veritas Capital	• Aeroflex Incorporated

        Jefferies reviewed transaction values of the selected transactions, calculated as the purchase prices paid for the target companies involved in such transactions plus debt, preferred stock and minority interests and less cash and cash equivalents, as a multiple of, among other things, such target companies' latest 12 months EBITDA. The overall low to high latest 12 months EBITDA multiples observed for the selected transactions were 5.8x to 22.5x (with a median multiple of 11.6x). Jefferies then applied a range of selected multiples of 8.0x to 14.0x derived from the selected transactions to the Company's latest 12 months (as of June 30, 2013) EBITDA. Financial data of the selected transactions were based on publicly available information. Financial data of the Company was based on internal estimates of the Company's management. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the $7.18 per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Consideration
$5.09 - $7.20	$7.18

        Discounted Cash Flow Analysis.    Jefferies performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the last three months of the calendar year ending December 31, 2013 through the full calendar year ending December 31, 2016 based on internal forecasts and estimates of the Company's management. Jefferies calculated terminal values for the Company by applying a range of terminal value EBITDA multiples of 6.5x to 8.0x to the Company's calendar year 2016 estimated EBITDA. The present values (as of September 30, 2013) of the cash flows and terminal values were then calculated using discount rates ranging from 12.7% to 17.0%. For purposes of this analysis, stock-based compensation was treated as a cash expense. This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the $7.18 per Share cash consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$6.17 - $7.39	$7.18

        Other Information.    Jefferies observed certain additional information that was not considered part of Jefferies' financial analysis with respect to its opinion but was noted for informational purposes, including:

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  premiums paid in 39 selected North American technology transactions announced between January 1, 2010 and June 24, 2013 with equity values ranging from $100 million to $400 million based on closing stock prices of the target companies involved in such transactions one trading day and 10 trading days prior to public announcement of the relevant transaction; applying the 25th percentile to 75th percentile of the one-trading day premiums derived from such transactions of approximately 19.9% to 43.3% to the closing price of Company common stock of $4.97 per Share on October 18, 2013 (one trading day prior to public announcement of the execution of the Merger Agreement) and the 25th percentile to 75th percentile of the 10-trading day premiums derived from such transactions of approximately 26.6% to 50.0% to the closing price of Company common stock of $4.71 per Share on October 7, 2013 (10 trading days prior to public announcement of the execution of the Merger Agreement) indicated implied per Share equity value reference ranges for the Company of approximately $5.96 to $7.12 and $5.96 to $7.06, respectively.

  Miscellaneous

        Jefferies in the past has provided financial advisory services to the Company unrelated to the Offer and the Merger and may in the future seek to provide financial advisory and financing services to Parent, the Company or other entities affiliated with Parent, for which services Jefferies would expect to receive compensation. Jefferies maintains a market in the securities of the Company and Parent and, in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company, Parent and/or their respective affiliates for Jefferies' own account and for the accounts of Jefferies' customers and, accordingly, may at any time hold long or short positions in those securities.

        Jefferies was selected to act as the Company's financial advisor in connection with the Offer and the Merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and is familiar with the Company and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

        For a description of the terms of Jefferies' engagement as the Company's financial advisor, see the discussion under "Item 5. Persons/Assets Retained, Employed, Compensated or Used" below.

Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used.

        Under the terms of Jefferies' engagement, the Company has agreed to pay Jefferies for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $4.6 million, a portion of which was payable upon delivery of Jefferies' opinion and approximately $3.85 million of which is payable contingent upon completion of the Offer. In addition, the Company has agreed to reimburse Jefferies for its expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement. During the two-year period prior to the date of Jefferies' opinion, no financial advisory or similar investment banking services unrelated to the Offer and the Merger were provided by Jefferies to the Company or Parent for which Jefferies received fees.

        Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company.

        Other than the grant of the Top-Up Option (as defined below) pursuant to the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company, except for (i) the following equity awards granted to certain employees of the Company and approved by the Company Board on October 21, 2013 and (ii) the issuance of the following annual director equity awards to non-employee directors of the Company on October 25, 2013, the date of the Company's annual meeting of stockholders:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Robert T. Clarkson	10/25/2013	7,000		Grant of Restricted Stock
Robert T. Clarkson	10/25/2013	14,000	$7.22	Grant of Stock Options
James A. Chiddix	10/25/2013	7,000		Grant of Restricted Stock
James A. Chiddix	10/25/2013	14,000	$7.22	Grant of Stock Options
Richard N. Synder	10/25/2013	7,000		Grant of Restricted Stock
Richard N. Synder	10/25/2013	14,000	$7.22	Grant of Stock Options
Robert M. Neumeister Jr.	10/25/2013	7,000		Grant of Restricted Stock
Robert M. Neumeister Jr.	10/25/2013	14,000	$7.22	Grant of Stock Options
Robert J. Stanzione	10/25/2013	7,000		Grant of Restricted Stock
Robert J. Stanzione	10/25/2013	14,000	$7.22	Grant of Stock Options
Justin R. Spencer	10/21/2013	27,000	$7.18	Grant of Stock Options
Justin R. Spencer	10/21/2013	35,000		Grant of Restricted Stock
Philip Bourekas	10/21/2013	23,000	$7.18	Grant of Stock Options
Philip Bourekas	10/21/2013	32,000		Grant of Restricted Stock

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information.

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference.

Section 14(f) Information Statement.

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of our stockholders and is incorporated herein by reference.

Top-Up Option.

        Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option (the "Top-Up Option"), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Per Share Amount, newly issued Shares in an amount equal to the lowest number of Shares that, when added to the number of Shares collectively owned by Parent or Purchaser at the time of exercise, shall constitute one Share more than 90% of the sum of (i) the then outstanding Shares plus (ii) a number equal to the number of Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights, in each case, which are convertible or exercisable prior to the date that is ten (10) business days after such exercise and the issuance of Shares pursuant to the Top-Up Option. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger.

        If the Offer is consummated, we do not anticipate seeking the approval of the Company's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

        Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the Top-Up Option has been exercised in accordance with the terms of the Merger Agreement, Parent is permitted to effect the Merger without prior notice to, or any action by, any other stockholder in accordance with Section 253 of the DGCL.

        If Parent, Purchaser and any other subsidiary of Parent collectively acquire less than 90% of the outstanding Shares following completion of the Offer and the exercise of the Top-Up Option and the Merger is not effected in accordance with Section 251(h) of the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

Appraisal Rights.

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Per Share Amount or the consideration payable in the Merger (which is equivalent in amount to the Per Share Amount).

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

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  within the later of the consummation of the Offer and November 18, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

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  not tender their Shares in the Offer (and, any such cote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger; and

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  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

        If Section 251(h) of the DGCL is not available to consummate the Merger, and the Merger is consummated pursuant to Section 253 of the DGCL, Parent will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights under a merger effected pursuant to Section 253 of the DGCL, within 10 days of the closing of the Merger. In this case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders will have the time period specified in such separate notice (which will be 20 days after the mailing of such separate notice) to exercise their appraisal rights.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Symmetricom, Inc., 2300 Orchard Parkway, San Jose, California 95131, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor,  Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Per Share Amount or the consideration payable in the Merger (which is equivalent in amount to the Per Share Amount) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Per Share Amount is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Per Share Amount or the consideration payable in the Merger (which is equivalent in amount to the Per Share Amount). Neither Parent nor the Company anticipates offering more than the Per Share Amount to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Per Share Amount or the consideration payable in the Merger (which is equivalent in amount to the Per Share Amount).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

Anti-takeover Statutes.

        In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203), unless, among other things, the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203. The Company's original certificate of incorporation expressly elects not to be governed by Section 203. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to file certain documents with, or receive approvals from, the relevant state authorities.

Regulatory Approvals.

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for Parent's or Purchaser's acquisition or ownership of the Shares.

Certain Projections.

        In connection with the Company's quarterly earnings releases, it provides projections with respect to current quarter revenue and earnings per share. The Company's management from time to time has prepared internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the due diligence review of the Company by Parent and Purchaser, the Company provided to Parent and Purchaser certain non-public forward-looking information regarding the Company's internal financial forecasts of its anticipated future operations for the fiscal years 2014 through 2016. These internal financial forecasts also were reviewed by the Company Board and provided to Jefferies for its use in connection with its opinion to the Company Board and related financial analyses. These internal financial forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of these internal financial forecasts is set forth below.

        The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder's decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent and Purchaser. The internal financial forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

        These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company's management. Important factors that may affect actual results and result in such forecast not being achieved include, but are not limited to risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company's stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company's business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; the costs of negotiating and consummating the Offer and the Merger; and other risks and uncertainties pertaining to the Company's business, including the extent and magnitude of customer orders received and shipped within the same quarter, risks relating to general economic conditions in the markets the Company addresses and the telecommunications and government and enterprise markets in general, risks related to the development of the Company's new products and services, the Company's reliance on its contract manufacturer, the effects of increasing competition and competitive pricing pressure, uncertainties associated with changing intellectual property laws, developments in and expenses related to litigation, inability to obtain sufficient amounts of key components, the rescheduling or cancellations of key customer orders, the loss of a key customer, the effects of new and emerging technologies, the risk that excess inventory may result in write-offs, price erosion and decreased demand, fluctuations in the rate of exchange of foreign currency, changes in our effective tax rate, market acceptance of the Company's new products and services, technological advancements, undetected errors or defects in the Company's products, the risks associated with the Company's international sales, potential short-term investment losses and other risks due to credit market dislocation, geopolitical risks and risk of terrorist activities, the risks associated with attempting to integrate other companies and businesses the Company acquires, and the other risks set forth in the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and subsequent Forms 10-Q and 8-K. In addition, the internal financial forecasts may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent and Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Parent, Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent and Purchaser, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Projected Financial Information.

PROJECTED FINANCIAL INFORMATION

	Fiscal Year Ending June 30,
In millions USD	2014	2015	2016
Revenue	$206.6	$235.0	$262.0
Gross Profit	94.1	105.9	121.6
Stock-based compensation expense	0.9	0.9	0.9
Amortization of intangible assets	0.8	0.5	0.4
Restructuring charges	0.5	—	—
Adjusted Gross Profit(1)	96.3	107.3	122.8
Operating Expenses	89.5	90.7	96.7
Stock-based compensation expense	(5.0)	(5.3)	(5.7)
Amortization of intangible assets	(0.3)	(0.2)	(0.2)
Restructuring charges	(4.3)	(0.7)	(0.4)
Adjusted Operating Expenses(2)	79.8	84.4	90.5
Operating Income(3)	4.6	15.3	24.8
Adjusted Operating Income(4)	16.5	22.9	32.3
Add: Depreciation	5.8	6.4	6.6
Adjusted EBITDA(5)	22.3	29.3	39.0
Net Income	3.3	10.2	16.5
Stock-based compensation expense	5.9	6.3	6.6
Amortization of intangible assets	1.2	0.7	0.5
Restructuring charges	4.8	0.7	0.4
Less: Income tax effect of Pretax adjustments	(4.2)	(2.7)	(2.6)
Adjusted Net Income(6)	11.0	15.2	21.4

(1)
Adjusted Gross Profit excludes stock-based compensation, restructuring/integration costs, and amortization expense attributable directly to manufacturing and operations.

(2)
Adjusted Operating Expenses exclude stock-based compensation, restructuring/integration costs, and amortization expense attributable research and development, sales and general administrative activities.

(3)
Operating Income is equal to Gross Profit less Operating Expenses.

(4)
Adjusted Operating Income is equal to Adjusted Gross Profit less Adjusted Operating Expenses.

(5)
Adjusted EBITDA excludes stock-based compensation, restructuring/integration costs, and depreciation and amortization expense. Equivalent to Adjusted Operating Income plus depreciation expense.

(6)
Adjusted Net Income excludes stock compensation, restructuring/integration costs, amortization expenses and income tax effect of the adjusting items.

*
Numbers presented above do not add up to the exact totals due to rounding.

Cautionary Note Regarding Forward-Looking Statements.

        Any statements made regarding the proposed transaction between Parent, the Purchaser and the Company, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, earnings and any other statements contained in this Schedule 14D-9 that are not purely historical fact are "forward-looking statements" that are based on management's beliefs, certain assumptions and current expectations as of the date hereof and which we believe are reasonable. These statements may be identified by their use of forward-looking terminology such as the words "expects," "projects," "anticipates," "intends" and other similar words. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected or implied. These risks and uncertainties include, but are not limited to, risks associated with uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company's stockholders will tender their Shares in the Offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions on the Company's business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; the costs of negotiating and consummating the Offer and the Merger; and other risks and uncertainties pertaining to the business of Symmetricom, including the extent and magnitude of customer orders received and shipped within the same quarter, risks relating to general economic conditions in the markets the Company addresses and the telecommunications and government and enterprise markets in general, risks related to the development of the Company's new products and services, the Company's reliance on its contract manufacturer, the effects of increasing competition and competitive pricing pressure, uncertainties associated with changing intellectual property laws, developments in and expenses related to litigation, inability to obtain sufficient amounts of key components, the rescheduling or cancellations of key customer orders, the loss of a key customer, the effects of new and emerging technologies, the risk that excess inventory may result in write-offs, price erosion and decreased demand, fluctuations in the rate of exchange of foreign currency, changes in our effective tax rate, market acceptance of the Company's new products and services, technological advancements, undetected errors or defects in the Company's products, the risks associated with the Company's international sales, potential short-term investment losses and other risks due to credit market dislocation, geopolitical risks and risk of terrorist activities, the risks associated with attempting to integrate other companies and businesses the Company acquires, and the other risks set forth in the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2013 and subsequent Forms 10-Q and 8-K. The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by applicable law, including the requirements of Rule 14d-9(c) under the Exchange Act and Schedule 14D-9.

Item 9.    Exhibits.

Exhibit Number		Description
(a)(1)		Offer to Purchase, dated October 28, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed on October 28, 2013 by Parent and Purchaser (the "Schedule TO")).
(a)(2)		Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	*	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (attached as Annex I to this Schedule 14D-9).
(a)(4)		Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(5)	*	Opinion of Jefferies LLC, dated October 21, 2013 (included as Annex II to this Schedule 14D-9).
(a)(6)		Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(7)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(8)
Joint Press Release issued by the Company and Parent, dated October 21, 2013 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 22, 2013).
(a)(9)	*	Letter to Stockholders of the Company, dated October 28, 2013, from Elizabeth Fetter, Chief Executive Officer of the Company.
(a)(10)		Summary Newspaper Advertisement published in The New York Times on October 28, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(e)(1)
Agreement and Plan of Merger, dated October 21, 2013, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 22, 2013).
(e)(2)		Confidentiality Agreement, dated as of October 4, 2013, by and between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)		Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on January 9, 2002).
(e)(4)		Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 1, 2013).
(e)(5)
Employment Offer Letter by and between the Company and Elizabeth Fetter, dated as of April 29, 2013 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on May 1, 2013).
(e)(6)
Employment Offer Letter by and between the Company and Justin Spencer, dated as of September 25, 2008 (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the SEC on October 2, 2008).

Exhibit Number	Description
(e)(7)	Form of Second Amended and Restated Executive Severance Benefits Agreement between the Company and Justin Spencer (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed February 6, 2009).
(e)(8)
Form of Executive Severance Benefits Agreement between the Registrant and Philip Bourekas (incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed February 5, 2010).
(e)(9)	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K filed August 30, 2002).
(e)(10)
1999 Director Stock Option Plan, as amended through December 28, 2005, and forms of agreements thereunder (incorporated by reference from Exhibit 99.3 to the Company's 1999 proxy statement filed September 23, 1999 and Exhibit 10.2 to the Company's quarterly report on Form 10-Q filed February 13, 2001).
(e)(11)
Amendment to the Symmetricom, Inc. 1999 Director Stock Option Plan effective December 28, 2005 and form of option agreement thereunder (incorporated by reference from Exhibits 10.1 and 10.2 to the Company's quarterly report on Form 10-Q filed February 8, 2006).
(e)(12)
1999 Employee Stock Option Plan, as amended through October 23, 2001, and forms of agreements thereunder (incorporated by reference from Exhibit 99.1 to the Company's proxy statement filed September 23, 1999 and Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed February 13, 2001).
(e)(13)
Amendment to the Symmetricom, Inc. 1999 Employee Stock Option Plan effective May 28, 2003 (incorporated by reference from Exhibit (d)(6) to the Company's tender offer statement on Schedule TO filed May 28, 2003).
(e)(14)	2002 Stock Option Plan (incorporated by reference from Exhibit 4.1 to Company's registration statement on Form S-8 filed August 2, 2002).
(e)(15)
Amended and Restated 2006 Incentive Award Plan (incorporated by reference from Appendix A to the Company's definitive proxy statement on Schedule 14A filed September 27, 2013) and forms of agreements thereunder (incorporated by reference from Exhibit 4.4 to the Company's registration statement on Form S-8 filed November 21, 2008).
(e)(16)
Symmetricom, Inc. 2010 Employee Stock Purchase plan, as amended and restated as of April 29, 2011 (incorporated by reference from Exhibit 10.27 to the Company's Annual Report on Form 10-K filed September 16, 2011).
(e)(17)	Symmetricom, Inc. Director Compensation Policy (incorporated by reference from Exhibit 10.32 to the Company's Annual Report on Form 10-K filed September 11, 2013).

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Symmetricom, Inc.
By:	/s/ ELIZABETH A. FETTER
	Name:	Elizabeth A. Fetter
	Title:	President and Chief Executive Officer

Dated: October 28, 2013

ANNEX I

SYMMETRICOM, INC.
2300 Orchard Parkway
San Jose, California 95131-1017
(408) 433-0910
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

        This Information Statement (this "Information Statement") is being mailed on or about October 28, 2013, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Symmetricom, Inc. ("we," "us," "our," "Symmetricom," or the "Company"), to the holders of record of shares of common stock, par value $0.0001 per share, of the Company (the "Common Stock"), with respect to the cash tender offer by PETT Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Microsemi Corporation, a Delaware corporation ("Parent"), disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the "SEC") on October 28, 2013 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the outstanding shares of Common Stock at a price of $7.18 per share (the "Per Share Amount"), net to the seller thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 21, 2013, by and among Parent, Purchaser and the Company (the "Merger Agreement"). Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended ("DGCL"), Purchaser will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"). Capitalized terms used in this Information Statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

        You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to the board of directors of the Company (the "Board"). The Merger Agreement provides that, after such time as Purchaser accepts for payment shares of Common Stock tendered and not properly withdrawn pursuant to the Offer (the "Acceptance Time"), and from time to time thereafter, subject to compliance with applicable law and the rules and regulations of the NASDAQ Stock Market ("NASDAQ"), Purchaser shall be entitled to designate such number of directors (referred to as "Purchaser's Designees"), rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the Purchaser's Designees pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of the Common Stock beneficially owned by Parent and its direct or indirect wholly-owned subsidiaries, including the Purchaser, bears to the total number of shares of the Common Stock then outstanding.

        The Merger Agreement further provides that, after the Acceptance Time, the Company shall promptly take all actions as are necessary to enable Purchaser's Designees to be so elected or designated to the Board, including promptly filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board (including by amending the By-laws if necessary to increase the size of the Board) and/or promptly securing the resignations of such number of our incumbent directors as are necessary or desirable to enable Purchaser's Designees to be so elected or designated to the Board, and will cause Purchaser's Designees to be so elected or designated at such time.

        The Merger Agreement also provides that, after the Acceptance Time, the Company shall, upon Purchaser's request, promptly cause the directors elected or designated by Purchaser to the Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each of the Company's subsidiaries and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable law and the rules of NASDAQ.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

        Certain of the information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Purchaser and Purchaser's Designees (as defined below) has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER'S DESIGNEES

        Purchaser will select its designees from the list of potential designees provided below (the "Potential Designees"). Purchaser has informed the Company that each of the Potential Designees has consented to serve as a director of the Company if so designated.

        None of the Potential Designees currently is a director of, or holds any management or other employment position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past ten years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company. It is expected that Purchaser's Designees may assume office at any time following the Acceptance Time, and that, upon assuming office, Purchaser's Designees are expected to constitute at least a majority of the Board. It is currently not known which of the current directors of the Company would resign, if any.

        The following table, prepared from information furnished to the Company by Purchaser, sets forth, with respect to each Potential Designee, the name, age of the individual as of October 25, 2013, present principal occupation and employment history during the past five years. Each Potential Designee set forth in the table below is a citizen of the United States. Purchaser has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, the Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is One Enterprise, Aliso Viejo, California 92656.

Name of Director	Age	Present Principal Occupation or Employment, Material Positions Held During the Last Five (5) Years
James J. Peterson	58	Microsemi Board member since 2000
		President and Chief Executive Officer of Microsemi since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.
Steven G. Litchfield	44	Executive Vice President, Chief Strategy Officer of Microsemi since 2009; Executive Vice President—Analog Mixed Signal Group of Microsemi from 2006 to 2009.
John W. Hohener	58

Executive Vice President, Chief Financial Officer and Secretary of Microsemi since 2009; Vice President, Chief Financial Officer and Secretary of Microsemi since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer of Microsemi since 2007.

John M. Holtrust	63	Senior Vice President of Human Resources of Microsemi since 2005.
Russell R. Garcia	52

Executive Vice President of Worldwide Marketing of Microsemi since 2011; Executive Vice President of Marketing and Sales of Microsemi from 2010 to 2011; Chief Executive Officer of WiSpry, Inc., a programmable radio frequency semiconductor company based in Irvine, California, from 2007 to 2010.

Paul H. Pickle	43

Executive Vice President—Integrated Circuits Products Group of Microsemi since 2012; Vice President & General Manager Analog Mixed Signal Group of Microsemi from 2009 to 2012; Vice President—Field Application Engineering of Microsemi from 2008 to 2009.

Jim M. Aralis	58

Chief Technology Officer & Vice President—Analog Mixed Signal Group Engineering / Research & Development of Microsemi since 2010; Vice President—Engineering & Research and Development of Microsemi from 2009 to 2010; Senior Director—Integrated Circuits Research & Development Engineering of Microsemi from 2008 to 2009.

 CERTAIN INFORMATION CONCERNING THE COMPANY

        The authorized capital stock of the Company consists of (i) 70,000,000 shares of common stock, par value $0.0001 per share, of which, as of the close of business on October 25, 2013, there were 42,083,865 shares issued and outstanding (including 574,300 unvested restricted shares subject to forfeiture restrictions, repurchase rights or other restrictions under the Company's Amended and Restated 2006 Incentive Award Plan, as amended) and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding or reserved for future issuance under any agreement, arrangement or understanding. The Common Stock constitutes the only class of securities of the Company that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Directors

        The names and ages of the current directors of the Company as of October 25, 2013 are as follows:

Name	Age	Position(s)	Director of the Company Since
Elizabeth A. Fetter	55	President and Chief Executive Officer	2002
James A. Chiddix	68	Chairman of the Board and Director	2007
Robert T. Clarkson	60	Director	2000
Robert M. Neumeister Jr.	63	Director	1998
Richard N. Snyder	68	Director	1999
Robert J. Stanzione	65	Director	2005

        The Board consists of six directors. Each of the Company's directors is elected to hold office until his or her successor has been duly elected and qualified or until such director's earlier resignation, removal, death or incapacity. Biographical information concerning the directors is set forth below:

        Ms. Fetter has been a member of the Company's Board since 2002 and was appointed as President and Chief Executive Officer of the Company in April 2013. She previously served as President and CEO of NxGen Modular LLC, a provider of modular buildings and assemblies, from April 2011 through July 2012. In 2007, Ms. Fetter was the President, Chief Executive Officer, and a director of Jacent Technologies, a privately held supplier of on-demand ordering solutions for the restaurant industry. Ms. Fetter served as President, Chief Executive Officer and a director of QRS Corporation, a retail supply chain and services company, from October 2001 through November 2004, when QRS was sold to Inovis Inc. She served as President, Chief Executive Officer and a director of NorthPoint Communications Group, Inc., a provider of high speed network and data transport services, from March 1999 to April 2001. Ms. Fetter previously was Vice President and General Manager of the Consumer Services Group at U.S. West, Inc. and held various senior executive positions at Pacific Bell. She was a director of Datum Inc., which was acquired by the Company in October 2002. Ms. Fetter served on the boards of Quantum Corporation, a data storage company from 2005 until August 2013 and Ikanos Corporation, a provider of broadband solutions from June 2008 to August 2009. She has held the position of Chair of the Board of Trustees of Alliant International University, where she served as a Trustee from 2004 to February, 2013. Ms. Fetter holds an Advanced Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization. Ms. Fetter's role as CEO of the Company, her experience as a member of the Company's Board, as well as her board and management experience with other technology companies, provides expertise in the technology industry, executive management and corporate governance and compliance.

        Mr. Chiddix has been a member of the Company's Board since 2007. Mr. Chiddix is a member of the board of directors of ARRIS Group, Inc., a communications technology company that designs broadband networks and develops, supplies cable telephony, video and high speed data equipment. In addition, he has been a member of the board of directors of Magnum Semiconductor, a venture funded maker of video compression chips and systems, since November 2010. Mr. Chiddix was on the board of directors of Dycom Industries, Inc., a provider of construction and engineering services to the telecommunications, cable TV and power utility industries, until November 2011, and of Virgin Media Inc., a primary provider of cable TV, broadband and fixed and wireless phone services in the United Kingdom, until June 2013. Mr. Chiddix was CEO and Chairman at OpenTV Corp., a provider of cable and satellite set-top box software, between March 2004 and March 2007, and remained on its board of directors through November 2009. Prior to OpenTV, Mr. Chiddix served from July 2001 to January 2004 as President of Time Warner Inc.'s Interactive Television Division, developing streaming time shifted video services, and for the 15 preceding years, he was Chief Technology Officer at Time Warner Cable, where he was responsible for technology strategy, engineering, and research and development. Mr. Chiddix's experience as a member of the Company's Board, as well as his board and management experience with other technology companies, provides expertise in the technology and cable industries and corporate governance and compliance.

        Mr. Clarkson has been a member of the Company's Board since 2000. Mr. Clarkson has been a partner in Jones Day, an international law firm, since February 2003, where he works in the firm's Silicon Valley office. From September 2000 to February 2003, Mr. Clarkson was an independent consultant and investor. From March 2000 until September 2000, Mr. Clarkson served as Chief Operating Officer of MarchFIRST, an internet consultancy. From December 1998 to February 2000, Mr. Clarkson served in various executive positions with US Web/CKS, a professional services company that was a predecessor to MarchFIRST. Mr. Clarkson's experience as a member of the Company's Board and as a practicing attorney provides expertise in corporate governance and compliance, development of technology, business development and mergers and acquisitions.

        Mr. Neumeister has been a member of the Company's Board since 1998. He was also a member of the board of directors of Geeknet Inc. (formerly SourceForge Inc.) from 2001 until May 2011. He was Chairman of the Board of Geeknet Inc., an e-commerce company from December 2007 to July 2010 and also acted as an Interim Chief Executive Officer from June 2008 to January 2009. Mr. Neumeister has served on the Board of Trustees of American Sentinel University, a private for profit educational institute. Mr. Neumeister also served on the board of directors of Covad Communications Group, Inc., a provider of business communication and network solutions, from 2005 to 2007. Mr. Neumeister was Executive Vice President and Chief Financial Officer of Linux Networx, Inc., a privately held company in the high performance computing industry, from April 2006 until May 2007. Mr. Neumeister served from December 2002 until October 2005 as Executive Vice President and Chief Financial Officer of Dex Media, Inc., an NYSE listed company that was acquired in January 2006 by R.H. Donnelley. Mr. Neumeister also served as Chief Financial Officer of Myriad Proteomics, Inc., a biotechnology company, and as Executive Vice President and Chief Financial Officer of Aerie Networks, Inc., a telecommunications company, from October 2001 to December 2002. From December 1998 to January 2000, Mr. Neumeister was Vice President, Finance and Director of Finance of Intel Corporation, a semiconductor manufacturer. He also holds a Professional Director Certification from the American College of Corporate Directors, a public company director education and credentialing organization. Mr. Neumeister's experience as a member of the Company's Board, as well as his board and management experience with other technology companies, provides expertise in the technology industry, finance, executive management and corporate governance and compliance.

        Mr. Snyder has been a member of the Company's Board since 1999. He was the Chairman and Chief Executive Officer of Asure Software, Inc., a provider of workforce management software, until September 2009. Asure was known as Forgent Networks until September 2007. Mr. Snyder became Chairman of Forgent Networks in March 2000 and Chief Executive Officer of Forgent Networks in June 2001. Prior to June 2001, Mr. Snyder was President and Chief Executive Officer of Corum Cove Consulting LLC, a consulting company that provided assistance to early stage technology companies. Mr. Snyder holds an Advanced Professional Director Certification from the American College of Corporate Directors. Mr. Snyder's experience as a member of the Company's Board, as well as his board and management experience with other technology and consulting companies, provides expertise in the technology industry, corporate governance and financial management.

        Mr. Stanzione has been a member of the Company's Board since 2005. Mr. Stanzione has been a member of the board of directors of ARRIS Group Inc., a communications technology company which designs broadband networks and develops, supplies cable telephony, video and high speed data equipment, since 1998. Mr. Stanzione has been Chief Executive Officer of ARRIS Group Inc since January 2000 and its Chairman since May 2003. He serves as board member at National Cable & Telecommunications Association (NCTA). He served as a director of Evolve Products Inc. from 1998 to 2003, CoaXmedia from 2000 to 2004 and Georgia Cystic Fibrosis Foundation from 2002 to 2006. From 1998 to 1999, Mr. Stanzione served as President and Chief Operating Officer of Arris Group Inc. Mr. Stanzione joined ANTEC in 1998 as President, Chief Operating Officer and Director. Prior to joining ANTEC, Mr. Stanzione served as President and Chief Executive Officer of ARRIS Interactive LLC, a Nortel Networks/ANTEC joint venture, from 1995 to 1997. From 1969 to 1995, he held various positions with AT&T Corporation. Mr. Stanzione's experience as a member of the Company's Board, as well as his board and management experience with other technology companies, provides expertise in the technology industry, cable equipment business and executive management.

Executive Officers

        The names and ages of the current executive officers of the Company as of October 25, 2013 are as follows:

Name	Age	Position Held
Elizabeth A. Fetter	55	President, Chief Executive Officer and Director
Justin R. Spencer	42	Executive Vice President, Finance and Administration, Chief Financial Officer, and Secretary
Philip Bourekas	50	Executive Vice President, Marketing

        Executive officers are appointed by our Board and hold office at the pleasure of our Board. Executive officers devote their full time to our affairs. See the information provided above with respect to Elizabeth A. Fetter, our President and Chief Executive Officer.

        Justin R. Spencer has served as Chief Financial Officer of Symmetricom since September 2008. Prior to joining Symmetricom, Mr. Spencer served as Chief Financial Officer at Covad Communications, a provider of broadband integrated voice and data communications, from June 2007 until April 2008. From November 2002 until May 2007, Mr. Spencer served in various positions at Covad including Interim Chief Financial Officer, Vice President of Finance, and corporate development and product management roles.

        Philip Bourekas has served as Executive Vice President, Marketing of Symmetricom since November 2009, bringing more than 20 years of technology experience including marketing, applications engineering, and product definition. Prior to joining Symmetricom, Mr. Bourekas held a variety of executive positions at Integrated Device Technology, Inc. from 1998 until April 2009, including serving as Vice President, strategic marketing, leading IDT's worldwide marketing group and management roles in the PC Audio, Internetworking Products and Advanced Microprocessor divisions. Mr. Bourekas earned Bachelor of Science degrees in both electrical engineering and computer science, from the University of California at Irvine and holds 11 patents in the field of microprocessor architecture.

CORPORATE GOVERNANCE AND BOARD MATTERS

The Board of Directors and its Committees

        The Board has an Audit Committee, Nominating and Governance Committee, Stock Option Committee and Compensation Committee. During fiscal 2013, the number of Board, Audit Committee, Nominating and Governance Committee, and Compensation Committee meetings held was as follows:

Board/Committee	Meetings	Conference Calls	Total
Board	6	1	7
Audit	4	5	9
Compensation	5	1	6
Nominating and Governance	4	—	4

        The Stock Option Committee meets periodically as necessary.

        Each of the Company's current directors attended at least 75% of each of (i) the total number of meetings of the Board and (ii) the total number of meetings of committees of the Board on which such person served during fiscal 2013. Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Company encourages directors to attend, and historically many of them have done so. To facilitate attendance and reduce travel costs, the Company usually schedules its Annual Meeting to occur immediately before or after a periodic meeting of the Board, although in some years scheduling conflicts have prevented this arrangement. One member of the Board attended the Company's 2012 Annual Meeting of Stockholders.

        The Board has determined that all of the members of the Board, other than Ms. Fetter, are "independent" as that term is defined in the Nasdaq Listing Rules. Ms. Fetter is not considered independent because she is an executive officer of the Company. In addition, the Board has determined that each member of the Audit Committee also satisfies the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board has adopted charters for the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee, each of which is posted on the Investor Relations section of our website at http://www.symmetricom.com.

  Audit Committee

        The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board. A more complete description of the powers and responsibilities delegated to the Audit Committee is set forth in the Audit Committee charter, which is posted on the Investor Relations section of our website at http://www.symmetricom.com. The current Audit Committee members are Mr. Neumeister, Mr. Snyder and Mr. Chiddix. Mr. Neumeister serves as Chair. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 5605(a)(2) of the Nasdaq Listing Rules. The Board has further determined that Mr. Neumeister is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

  Compensation Committee

        The Compensation Committee oversees the Company's compensation philosophy, determines executive officers' and directors' salaries and incentive compensation, grants equity awards to executive officers under the Company's equity award plans, and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. A more complete description of the powers and responsibilities delegated to the Compensation Committee is set forth in the Compensation Committee Charter, which is posted in the Investor Relations section of our website at http://www.symmetricom.com. The current Compensation Committee members are Mr. Clarkson, Mr. Chiddix and Mr. Stanzione. Mr. Clarkson replaced Ms. Fetter as Chair. All of the members of Compensation Committee are "independent" as defined in the NASDAQ Listing Rules.

  Stock Option Committee

        The Board has created a Stock Option Committee that consists solely of Ms. Fetter. The Stock Option Committee has the authority only to grant equity awards to newly hired employees consistent with guidelines adopted by the Compensation Committee and specifically excluding any personnel who are intended to be Section 16 officers or otherwise directly report to the Chief Executive Officer.

  Nominating and Governance Committee

        The Nominating and Governance Committee establishes qualification standards for Board membership; identifies qualified individuals for Board membership; considers and recommends director nominees for approval by the Board and the stockholders; takes actions with respect to incumbent directors who fail to receive the required vote for re-election in uncontested elections, including accepting or not accepting previously tendered resignations or requesting that such directors submit resignations; and oversees the evaluation of the Board. The Nominating and Governance Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. A more complete description of the powers and responsibilities delegated to the Nominating and Governance Committee is set forth in the Nominating and Governance Committee Charter, which is posted in the Investor Relations section of our website at http://www.symmetricom.com. The current Nominating and Governance Committee members are Mr. Snyder, Mr. Clarkson and Mr. Stanzione. Mr. Stanzione serves as Chair. All of the members of the Nominating and Governance Committee are "independent" as defined in the Nasdaq Listing Rules.

        In evaluating director nominees, the Nominating and Governance Committee considers the following factors:

  •
  personal and professional integrity, ethics and values;

  •
  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

  •
  experience in the Company's industry and with relevant social policy concerns;

  •
  experience as a board member of another publicly held company;

  •
  academic expertise in an area of the Company's operations; and

  •
  practical and mature business judgment.

        Other than the foregoing, there are no stated minimum criteria for director nominees. The Nominating and Governance Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

        The Nominating and Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service or if the Nominating and Governance Committee decides not to nominate a member for re-election, unless the Board determines not to fill a vacancy, the Committee will identify the desired skills and experience of a new nominee as outlined above. The Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees since 2006, although the Company reserves the right to do so in the future.

        Stockholders may send any recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, 2300 Orchard Parkway, San Jose, California 95131-1017. All communications received are reported to the Board or the individual directors, as appropriate. Any formal nominations of director candidates must be addressed to the Secretary, 2300 Orchard Parkway, San Jose, California 95131-1017 and must also comply with the applicable provisions of the Company's Bylaws.

Code of Ethics

        The Board has adopted a formal code of conduct that applies to all of the Company's employees, officers and directors. You can access the Code of Ethics, as well as the charters of the Audit Committee, Compensation Committee and Nominating and Governance Committee of the Board, in the Investor Relations section of our website at http://www.symmetricom.com.

Board Leadership Structure

        Prior to October 25, 2013, the Board was consisted of eight directors. Mr. Boschulte and Mr. Oliver retired effective as of the 2013 annual meeting of stockholders held on October 25, 2013 (the "2013 Annual Meeting"), and the size of the Board was reduced from eight to six directors effective immediately prior to the 2013 Annual Meeting. The Board has determined that all of the members of the Board, other than Ms. Fetter, the Company's President and Chief Executive Officer, are "independent" as that term is defined in the Nasdaq Listing Rules. Mr. Chiddix, an independent director, replaced Mr. Clarkson as Chairman of the Board in April 2013. The Board's general policy, as set forth in the Company's Corporate Governance Guidelines, is that the positions of Chairman of the Board and Chief Executive Officer should be held by separate persons as an aid in the Board's oversight of management.

        In addition, each of the Board's Audit, Compensation, and Nominating and Governance committees is composed solely of independent directors, and each has a separate chair. The independent directors generally meet in executive session at each regularly scheduled Board meeting and at such other times as necessary or appropriate as determined by the independent directors. The Company's Corporate Governance Guidelines provide that the independent directors will meet in executive session without management directors or management present at least three times per year on a regularly scheduled basis. On an annual basis, as part of our Board self-evaluation and governance review, the Board (led by the Nominating and Governance Committee) evaluates our leadership structure to ensure that it remains the optimal structure for the Company.

Board Role in Risk Oversight

        The Company's management performs day-to-day assessment of the risks faced by the Company, including financial risk, strategic risk, operational risk, and legal and compliance risk. The Company's Board is responsible for overseeing management in its assessment and management of those risks, and the Board takes an active role in that regard. At its meetings, and in particular at its annual strategic planning session at which the Board considers the Company's strategic direction, the Board reviews with management the Company's business and strategies, the risks involved, and management's approach to managing those risks.

        In addition, the Audit Committee reviews the Company's policies and activities with respect to risk management and compliance. Where appropriate, the Audit Committee is responsible for making recommendations to the Board regarding risk management policies and activities and their impact on the Company. The Audit Committee also regularly discusses with management the Company's significant risk exposures and the actions management has taken to limit, monitor, or control those exposures. The Nominating and Governance Committee manages risks associated with corporate governance and director independence. The Compensation Committee oversees risk management as it relates to the Company's compensation plans, policies and programs in connection with designing, recommending to the Board for approval, and evaluating the Company's compensation and benefit plans, policies and programs. The Compensation Committee reviews the Company's compensation programs to ensure that they are designed to encourage high performance, promote accountability and align employee interests with the interests of the Company's stockholders.

Compensation Risk Assessment

        Under the supervision and direction of the Compensation Committee, the Company's management has performed an assessment of the Company's compensation policies and practices for all employees relative to various risk factors. The results of this assessment were reviewed and discussed with the Compensation Committee and the committee's compensation consultant, Compensia. The Compensation Committee then concluded that there are no risks arising from the Company's compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company. The risk factors considered included analysis of base compensation, variable compensation, equity compensation, and goal setting and payout formula.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

Audit Committee Report

        The following is the report of the Audit Committee with respect to the Company's audited financial statements for the fiscal year ended June 30, 2013, which include the consolidated balance sheets of the Company as of July 1, 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years for the period ended June 30, 2013, July 1, 2012, and July 3, 2011 and the notes thereto. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

Review with Management

        The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company's audited financial statements with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

Review and Discussion with Independent Registered Public Accounting Firm

        The Audit Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards (SAS) 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

        The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of audited financial statements with generally accepted accounting principles in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent registered public accounting firm their independence from management and the Company including the matters in the written disclosures required by the Public Company Accounting Oversight Board and considered the compatibility of non-audit services with their independence.

        The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for their audits. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls in connection with their audit procedures, and the overall quality of the Company's financial reporting.

Conclusion

        In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Annual Report on Form l0-K for the year ended June 30, 2013 for filing with the SEC. The Audit Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent registered public accounting firm.

                      By the Members of the Audit Committee
                      Robert M. Neumeister Jr., Chair
                      James Chiddix

DIRECTOR COMPENSATION

        The following table shows compensation information for the Company's non-employee directors for the fiscal year ended June 30, 2013.

  Director Compensation for Fiscal 2013

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Stock Awards ($)(3)	Total ($)
Alfred Boschulte	59,500	34,349	41,510	135,359
James Chiddix	53,000	34,349	41,510	128,859
Robert T. Clarkson	70,000	34,349	41,510	145,859
Robert M. Neumeister	65,000	34,349	41,510	140,859
Dr. Richard W. Oliver	53,000	34,349	41,510	128,859
Richard N. Snyder	49,500	34,349	41,510	125,359
Robert J. Stanzione	56,250	34,349	41,510	132,109

(1)
Amounts shown in this column reflect the aggregate grant date fair value of options granted during fiscal 2013 computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the note 6 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2013, filed with the SEC on September 11, 2013.

(2)
On January 2, 2013, each non-employee member of the Board was granted an option to purchase 14,000 shares with a grant date fair value of $34,349. These options will vest 100% on the date of Annual Meeting. As of June 30, 2013, the aggregate number of outstanding options held by each non-employee director was 67,000 for Mr. Boschulte, 64,500 for Mr. Chiddix, 84,500 for Mr. Clarkson, 84,500 for Mr. Neumeister, 84,500 for Dr. Oliver, 84,500 for Mr. Snyder and 84,500 for Mr. Stanzione.

(3)
On January 2, 2013, each non-employee member of the Board was granted 7,000 shares of restricted stock, all of which will vest on the date of the Annual Meeting and each of which had a grant date fair value computed in accordance with FASB ASC Topic 718 of $41,510. As of June 30, 2013, the aggregate number of outstanding restricted stock held by each non-employee director was 7,000.

Discussion of Director Compensation

        In fiscal 2013, each non-employee director received an annual retainer of $45,000. In addition, the Chairman of the Board received an annual incremental fee of $25,000, the Chairs of the Audit Committee, Compensation Committee and Nominating and Governance Committee received an annual incremental fee of $20,000, $16,000 and $9,000, respectively, and each member (other than the Chair) of the Audit Committee, Compensation Committee and Nominating and Governance Committee received an annual incremental fee of $10,000, $8,000 and $4,500, respectively. No other fees were paid for attendance at committee meetings.

        On January 2, 2013, each non-employee director received an annual non-statutory stock option to purchase 14,000 shares of our common stock and a grant of 7,000 shares of restricted stock, each of which will vest 100% on the date of the Annual Meeting. Effective January 3, 2013, the Company's Director Compensation Policy was amended to provide that annual director equity awards will be made on the date of each annual meeting of stockholders, beginning with the Annual Meeting. These annual equity awards will vest 100% upon the earlier to occur of (a) the first anniversary of the grant date or (b) the date of the Company's first annual stockholder's meeting after the grant date, subject to the non-employee director's continued service through such date, with full acceleration of vesting upon the occurrence of a change of control.

        In addition, upon joining the Board, each non-employee director receives a one-time grant of a non-statutory stock option to purchase 40,000 shares of our common stock, vesting over three years, at the rate of 25% at the end of each of the first and second years and 50% at the end of the third year of the vesting period, with acceleration of vesting upon the occurrence of a change of control.

        In August 2013, the Board approved an amendment to the Company's Director Compensation Policy to extend to the post-termination exercise period for all options held by non-employee directors, including those options granted to non-employee directors prior to August 2013. Pursuant to this amendment, vested shares held by a non-employee director upon his or her termination with the Company will remain exercisable until the earliest of (a) the first anniversary of the date of the termination of the non-employee director's service with the Company, (b) the original expiration date of the applicable option or (c) the date of a change of control.

        On October 25, 2013, the Board approved the grant of options to purchase 14,000 shares of Company common stock and 7,000 shares of restricted stock to certain of our directors (Messrs. Chaddix, Clarkson, Neumeister, Snyder and Stanzione) in respect of their contributions and future service to the Company, subject to certain acceleration as provided on Item 3 of the Schedule 14d-9 under the heading "Effect of the Merger on Stock Options and Restricted Stock."

  Equity Ownership Guidelines

        Each non-employee director is expected to own and hold at least 50% of the number of shares of common stock that constitute his or her annual equity awards. Stock ownership levels are to be achieved by each director within five years of his or her first annual equity award as a director. Shares of common stock that count toward the satisfaction of this policy include shares owned outright by the director or his or her immediate family members who share the same household, restricted stock where the restrictions have lapsed, shares acquired upon the exercise of stock options, and shares purchased in the open market in compliance with the law and the Company's trading policies.

EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS

        This Compensation Discussion and Analysis provides information regarding the fiscal 2013 compensation program for each individual who served as our principal executive officer during fiscal 2013, our principal financial officer during fiscal 2013, and the two former executive officers who would have been among our most highly-compensated executive officers had they been serving as such at the end of fiscal 2013. As of June 30, 2013, we had no other executive officers. For fiscal 2013, these individuals were:

  •
  Elizabeth A. Fetter, our Chief Executive Officer;

  •
  Justin R. Spencer, our Executive Vice President, Finance and Administration, Chief Financial Officer, and Secretary;

  •
  David G. Côté, our former Chief Executive Officer;

  •
  James Armstrong, our former Executive Vice President and Chief Technology Officer; and

  •
  Daniel Scharre, our former Executive Vice President, Products.

        We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the "Named Executive Officers." Philip Bourekas, our Executive Vice President, Marketing, has served as an executive officer during fiscal 2014, but did not serve as an executive officer during fiscal year 2013 and is not included in the information below. Please refer to the Schedule 14d-9, Item 3 under the heading entitled "Arrangement between the Company and its Executive Officers and Directors" for more information about the arrangements in place with Mr. Bourekas.

        Effective as of April 29, 2013, our Board of Directors appointed Ms. Fetter as our Chief Executive Officer. Ms. Fetter replaced Mr. Côté, who resigned as our Chief Executive Officer and as a member of our Board of Directors effective as of the same date. Following a subsequent reorganization of our management structure led by Ms. Fetter, in May 2013, James Armstrong, our former Executive Vice President and Chief Technology Officer, and Daniel Scharre, our former Executive Vice President, Products, resigned from their positions with the Company.

        This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material component of compensation that we provide to the Named Executive Officers. In addition, we explain how and why the Compensation Committee of our Board of Directors (the "Compensation Committee") arrived at the specific compensation policies and decisions involving the Named Executive Officers during fiscal 2013.

Executive Summary

  Fiscal 2013 Business Highlights

        We generate, distribute, and apply precise time for the communications, aerospace/defense, information technology infrastructure, and metrology industries. Our customers, from communications service providers and network equipment manufacturers to governments and their suppliers worldwide, are able to build more reliable networks and systems by using our advanced timing technologies, synchronization systems, atomic clocks, services, and solutions.

        In response to the volatile business environment experienced throughout fiscal 2013, which significantly impacted our growth opportunities and operating conditions, we undertook a strategic restructuring plan in June 2013 to improve our financial and operational efficiency while maximizing resources to support our growth initiatives. This plan is expected to be fully implemented by December 2013. In light of these developments, we saw our financial performance decline in fiscal 2013, as reflected by the following financial results:

  •
  Fiscal year net revenue was $211.0 million, down from $237.7 million in fiscal 2012;

  •
  A fiscal year net loss from continuing operations of $2.7 million, or $0.07 per share, compared to net income of $11.4 million, or $0.27, in fiscal 2012; and

  •
  An $8.6 million increase in cash and short term investments, including cash flow from operations of $19.2 million in fiscal 2013.

  Fiscal 2013 Executive Compensation Actions

        As discussed in more detail below, our compensation philosophy is to link the financial interests of the Named Executive Officers to the attainment of our annual and long-term business objectives, which we believe furthers the interests of our stockholders. Accordingly, our fiscal 2013 compensation actions and decisions were based, in large part, on the Named Executive Officers' efforts to advance our financial and strategic interests.

        For fiscal 2013, the Compensation Committee took the following actions with respect to the compensation of the Named Executive Officers:

  •
  Increased the base salaries of our CFO and EVP Products by 3.3% and 3.7%, respectively, in December 2012 to maintain market competitiveness as compared to our compensation peer group and individual job performance. The base salaries of the other Named Executive Officers were maintained at their fiscal 2012 levels since their base salaries were within the competitive range for their positions.

  •
  Approved annual equity awards (consisting of both stock options and restricted stock awards) at competitive market levels that satisfied our retention objectives and rewarded individual performance.

  •
  In light of our disappointing financial performance in fiscal 2013, during which we did not meet the Company's revenue and operating income targets, we did not make any annual cash incentive award payments to any of the Named Executive Officers.

  Compensation of New Chief Executive Officer

        In connection with its appointment of Ms. Fetter as Chief Executive Officer effective as of April 29, 2013, our Board of Directors also approved the following compensation arrangement for her:

  •
  Base salary—An annual base of $475,000 per year. Our Board of Directors set Ms. Fetter's base salary at the same level as the base salary of our former Chief Executive Officer. While this amount reflected only the 40th percentile of the competitive market (based on data drawn from the compensation peer group and relevant compensation survey data), our Board of Directors determined that, in keeping with its recent decisions with respect to chief executive officer compensation, this amount represented a competitive base salary and was consistent with its decision to emphasize the variable components of Ms. Fetter's compensation package.

  •
  Annual cash incentive award opportunity—A target annual cash incentive award opportunity equal to 100% of base salary. Our Board of Directors set Ms. Fetter's target annual cash incentive award opportunity at the same level as the target annual cash incentive award opportunity of our former Chief Executive Officer. Our Board of Directors determined that this opportunity, when combined with her annual base salary, provided Ms. Fetter with a competitive target total cash compensation opportunity while, at the same time, placing a greater emphasis on her ability to manage the Company for long-term growth by weighting the majority of her target total direct compensation opportunity towards long-term incentive compensation. Since Ms. Fetter was not appointed Chief Executive Officer until the fourth fiscal quarter of fiscal 2013, she was not eligible to receive any annual cash incentive award for fiscal 2013.

  •
  Long-term incentive compensation—An option to purchase 900,000 shares of the Company's common stock, with 25% of such shares vesting on April 29, 2014, the first anniversary of the date of grant, and the remaining shares vesting in equal monthly increments over the following three years, subject in each case to Ms. Fetter's continued service with the Company. In view of the Company's recent performance and consistent with our compensation philosophy, our Board of Directors determined that it was in the best interests of the Company and our stockholders to (i) award the majority of Ms. Fetter's target total direct compensation opportunity in the form of long-term (rather than short-term) incentive compensation and (ii) to structure this long-term incentive compensation opportunity as a stock-based award, the future value wholly dependent on future stock price growth. Thus, in the case of her initial compensation package, 82% of her target total direct compensation opportunity (the sum of her base salary, target annual incentive award opportunity, and long-term incentive compensation opportunity) is variable and "at risk" with 65% of her target total direct compensation opportunity being delivered in the form of an option to purchase shares of the Company's common stock. To the extent that market price of the Company's common stock does not appreciate on a sustained basis over the next four years, Ms. Fetter will realize little, if any, value from this award.

        Our Board of Directors determined that the mix and weighting of Ms. Fetter's initial compensation package was appropriate in light of its desire that she focus her efforts on driving growth of the Company's common stock in the near term. Our Board of Directors also determined that the grant date value of her long-term incentive compensation opportunity, which approximated the 60th percentile of the competitive market (based on data drawn from the compensation peer group and relevant compensation survey data) reflected a reasonable award value in light of the competitive market for senior executives with Ms. Fetter's experience and expertise and its desire to provide her with an appropriate incentive to motivate superior performance. Ms. Fetter's target total direct compensation is below the median of the competitive market (based on data drawn from the compensation peer group and relevant compensation survey data).

  Fiscal 2013 Corporate Governance Highlights

        We endeavor to maintain good governance standards in our executive compensation policies and practices. The following policies and practices were in effect during fiscal 2013:

  •
  The Compensation Committee is comprised solely of independent directors who have established effective means for communicating with our stockholders regarding their executive compensation ideas and concerns.

  •
  The Compensation Committee's compensation consultant, Compensia, Inc., is retained directly by the committee and performs no other consulting or other services for the Company.

  •
  The Compensation Committee conducts an annual review of our compensation strategy, including a review of our compensation-related risk factors, to ensure that our compensation-related risks are not reasonably likely to have a material adverse effect on the Company.

  •
  Our compensation philosophy and related corporate governance features are complemented by several specific elements that are designed to align our executive compensation with long-term stockholder interests, including:

  •
  Our post-employment compensation arrangements are designed to provide severance protections that encourage retention of the Named Executive Officers and enable them to focus their attention on their work duties and responsibilities, and the payments and benefits payable in connection with a change of control of the Company, which we believe heightens the vulnerability for the termination of employment of senior executives, are based on a "double trigger" (that is, our executive officers are eligible to receive payments and benefits only upon a qualifying termination of employment in connection with a change of control of the Company).

  •
  As a general policy, we do not provide non-cash benefits or perquisites (such as guaranteed retirement arrangements or pension plan benefits) for the Named Executive Officers that are not available to our employees generally.

  Fiscal 2012 Stockholder Advisory Votes on Executive Compensation

        At our fiscal 2012 Annual Meeting of Stockholders, we conducted a stockholder advisory vote on the fiscal 2012 compensation of our Named Executive Officers for fiscal 2012 (commonly known as a "Say-on-Pay" vote). Our stockholders approved the fiscal 2012 compensation of the Named Executive Officers with approximately 94% of the votes cast in favor of the proposal.

        We believe that the outcome of the Say-on-Pay vote reflects our stockholders' support of our compensation approach, specifically our efforts to attract, retain, and motivate our Named Executive Officers. We value the opinions of our stockholders and will continue to consider the outcome of future Say-on-Pay votes, as well as feedback received throughout the year, when making compensation decisions for our Named Executive Officers.

        Based on the results of a separate stockholder advisory vote on the frequency of future shareholder advisory votes regarding the compensation of the Named Executive Officers (commonly known as a "Say-When-on-Pay" vote) conducted at our fiscal 2011 Annual Meeting of Stockholders, our Board of Directors determined that we will hold our Say-on-Pay votes on an annual basis. Accordingly, the next stockholder advisory vote on the compensation of our Named Executive Officers will take place in 2014.

Executive Compensation Philosophy and Objectives

        Our executive compensation program is designed to attract, retain, and motivate the individuals who are critical to driving our success and creating stockholder value. Our compensation philosophy is to deliver market competitive compensation that ensures the Named Executive Officers contribute to and share in the Company's success. Our executive compensation program has three primary objectives:

  •
  Attract, retain, and motivate highly-skilled executive officers who will create and sustain stockholder value;

  •
  Create and support a strong "pay-for-performance" culture that provides compensation commensurate with performance; and

  •
  Align the interests of our executive officers with the long-term interests of our stockholders.

  Compensation Mix and Pay Positioning

        Our executive compensation program is comprised of five components: (i) base salary, (ii) annual cash variable compensation, (iii) long-term equity awards, (iv) health and welfare benefits, and (v) severance and change of control payments and benefits. Competitive base salaries are used to attract key talent, annual cash variable compensation is directly linked to the Company's short-term performance, long-term equity awards align the interests of the Named Executive Officers with our stockholders, and comprehensive health and welfare benefits provide security for the Named Executive Officers and their families.

        We position the total cash compensation (the sum of base salary and annual cash variable compensation) of the Named Executive Officers with reference to the 50th percentile of our compensation peer group to reflect the competitive market. Given the highly competitive nature of our industry, the Compensation Committee believes that this positioning is critical for continuing to attract and retain key executive talent in an increasingly challenging labor market.

        Additionally, the Compensation Committee believes that providing the Named Executive Officers with competitive compensation relative to both Company and individual performance, which ensures that the Named Executive Officers receive above-market pay only for delivering above-average market performance and are "at risk" for receiving below-market pay for below-market performance. For example, for fiscal 2013, we did not make any annual cash incentive award payments to any of our Named Executive Officers, reflecting the Company's financial performance for the fiscal year, in which it did not meet its revenue and operating income targets.

        Each year, the Compensation Committee examines the compensation practices of a select group of peer companies, and creates a highly-leveraged, variable compensation opportunity for each executive officer. This variable compensation opportunity is linked directly to the Company's short-term performance, which supports our "pay-for-performance" culture and, in turn, drives stockholder value creation. This emphasis on performance-based, "at-risk" compensation ensures that our executive officers receive target or above-target compensation only to the extent that the Company's annual operating plan has been achieved or exceeded.

        To ensure an appropriate "pay-for-performance" alignment, the Compensation Committee may approve total compensation levels (or the level for a specific compensation component) for the Named Executive Officers which differ between individuals or vary from market positioning, based on its evaluation of the Named Executive Officer's individual performance and Company performance.

Executive Compensation-Setting Process

  Role of Compensation Committee

        The Compensation Committee is responsible for formulating, determining, reviewing, and modifying the compensation of our executive officers, including the Named Executive Officers, as well as developing and overseeing the Company's executive compensation philosophy.

        The Compensation Committee has the following principal responsibilities:

  •
  review and approve corporate goals and objectives relevant to the compensation of our executive officers;

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  evaluate the performance of our executive officers in light of these criteria and, based on such evaluation, review and approve the annual base salary, target annual cash incentive award opportunity, long-term equity awards (including stock options and restricted stock awards), and health and welfare benefits for our executive officers;

  •
  review and make recommendations to our Board of Directors with respect to the Company's annual incentive compensation and equity-based plans;

  •
  review and approve all equity compensation plans of the Company that are not otherwise subject to the approval of our stockholders; and

  •
  review succession planning for our Chief Executive Officer and other executive officers.

        The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available in the Investor Relations section of the Company's website at http://www.symmetricom.com.

        As a part of its annual review and approval of the performance criteria and compensation of our executive officers, including the Named Executive Officers, the Compensation Committee meets at least twice each year for scheduled, in-person meetings and at least annually with our Chief Executive Officer. The Compensation Committee meets with the Company's principal Human Resources executive and other corporate officers as it deems appropriate. During fiscal 2013, the Compensation Committee met a total of five times.

  Role of Management

        In determining the performance criteria and compensation of the Named Executive Officers (other than our Chief Executive Officer), the Compensation Committee considers the recommendations of our Chief Executive Officer. Typically, our Chief Executive Officer will make recommendations for the Named Executive Officers (other than for himself or herself) based on his or her assessment of each Named Executive Officer's individual performance, as well as his or her knowledge of each Named Executive Officer's job responsibilities, seniority, and expected future contributions to the Company.

  Role of Compensation Consultant

        The Compensation Committee has the authority to engage the services of outside advisers, experts, and consultants to assist it in discharging its responsibilities. During fiscal 2013, the Compensation Committee engaged Compensia, Inc. ("Compensia"), a national compensation consulting firm, to provide advice and information relating to executive and director compensation. During fiscal 2013, Compensia assisted the Compensation Committee with respect to compensation peer group development, the establishment of executive officer compensation, and advising on cash-based incentives and equity program design. Compensia reports directly to the Compensation Committee and does not provide any services directly to the Company or its management.

        During fiscal year 2013, the Compensation Committee reviewed the independence of Compensia, including considering the factors required by Nasdaq listing standards. After the review, the Compensation Committee determined Compensia was independent and that no conflict of interest existed that would prevent Compensia from providing independent and objective advice to the committee.

  Market Positioning

        Each year, the Compensation Committee examines the compensation practices of a select group of peer companies recommended by its compensation consultant to assess the competitiveness of our executive compensation program. In fiscal 2013, the Compensation Committee used a compensation peer group consisting of 17 companies comprised of technology companies with a business model similar to that of the Company, and which represented both business and labor market competitors (the "Peer Group"). The compensation practices of the Peer Group were the primary reference used by the Compensation Committee to compare the competitiveness of each compensation component and overall compensation levels (base salary, target annual cash incentive award opportunities, and long-term equity awards).

        For fiscal 2013, the Peer Group consisted of the following companies:

Anaren	Extreme Networks	Oplink Communications
Aviat Networks(1)	Globecomm Systems	Shoretel
Bel Fuse	Harmonic	Sonus Networks
Calix	Infinera
CalAmp(1)	Ixia
Communication Systems	MRV Communications
Digi International	Oclaro

(1)
Denotes companies added to the Peer Group in fiscal 2013. EMS Technologies, SeaChange International, Tekelec, and Westell Technologies were removed from the Peer Group in fiscal 2013 because they no longer met the revenue and market cap criteria.

        For comparison purposes, the Company's revenue for the four quarters ending June 2012 was at the 31% percentile and market capitalization as of October 2012 was at 56% compared to the Peer Group.

	Last Fiscal Year Revenue	Market Capitalization
Peer Group	$293m	$349m
Symmetricom	$238m	$280m

        The Compensation Committee reviews the composition of the Compensation Consultant recommended compensation peer group annually to ensure that its companies are appropriate comparators and also reviews, on at least an annual basis, the executive compensation practices of the compensation peer group. The compensation peer group was reviewed and updated in September 2012 to ensure companies continued to meet the pre-defined selection criteria. This includes similar industry (communications equipment), revenue (0.5x - 2.5x the Company) and market capitalization (0.5x - 3.5x the Company).

Named Executive Officer Compensation Components

        As noted above, during fiscal 2013, the compensation of the Named Executive Officers consisted of base salary, an annual cash incentive award opportunity, long-term equity awards, health and welfare benefits, and severance and change of control payments and benefits. Each element of our executive compensation program is discussed in more detail below.

  Base Salary

        Base salaries serve primarily to provide a fixed amount of compensation at competitive levels, allowing us to attract and retain high-caliber executive talent. Each year, the Compensation Committee reviews the base salaries of our executive officers, and bases any adjustments on the following factors:

  •
  The achievement of corporate financial and strategic objectives during the prior fiscal year, as well as a number of qualitative individual performance factors, including managerial effectiveness, teamwork, and customer satisfaction;

  •
  The current base salary levels relative to the compensation of executives in comparable positions at the companies in the Peer Group as targeted at the 50th percentile;

  •
  The expected future contribution of the individual executive officer to the Company; and

  •
  Internal pay equity based on the impact on the business and performance.

        In October 2012, the Compensation Committee reviewed the base salaries of our executive officers, including the Named Executive Officers, and determined to increase two of their base salaries, effective as of December 2012. These base salary increases were made to align with competitive market base salary levels and the performance of the executive officers.

        The annual base salaries for the Named Executive Officers during fiscal 2012 and fiscal 2013 were as follows.

Named Executive Officer	Fiscal 2012 Base Salary	Compensation vs. Market Percentile	Percentage Increase	Fiscal 2013 Base Salary
Mr. Côté	$475,000	45th	—	$475,000
Mr. Spencer	$300,000	40th	3.3%	$310,000
Mr. Armstrong	$280,000	65th	—	$280,000
Dr. Scharre	$270,000	30th	3.7%	$280,000

        In April 2013, the Compensation Committee set Ms. Fetter's annual base salary at $475,000 for her service as our new Chief Executive Officer of the Company. Ms. Fetter's base salary was set at the same level as our former Chief Executive Officer's base salary.

        The base salaries of the Named Executive Officers during fiscal 2013 are set forth in the Summary Compensation Table below. No changes were made to base salaries for fiscal year 2014.

  Annual Cash Incentive Awards

        We use annual cash incentive awards to reinforce our "pay-for-performance" culture. We believe in positioning the target total cash compensation of our executive officers, including the Named Executive Officers, with reference to the 50th percentile of the target total cash compensation of the Peer Group.

To achieve this objective, the Compensation Committee provides annual cash incentive award opportunities under the Company's Incentive Compensation Plan (the "ICP") that are intended to reward our executive officers for achieving financial and strategic objectives that further our annual operating plan. We believe that these awards, which are expressly linked to corporate and individual performance, promote long-term stockholder value creation.

  Target Fiscal Year Cash Incentive Award Opportunities

        The Compensation Committee determines the target total cash compensation levels for our executive officers, including the Named Executive Officers, and, after reviewing each executive officer's base salary, establishes his or her target annual cash incentive award opportunity. Target award opportunities are based on a percentage of each executive officer's base salary. Under the fiscal 2013 ICP, actual award payments could range from zero to 140% of the target annual cash incentive award opportunity, based on the actual level of the Company's performance against the corporate performance objectives described below and the Named Executive Officer's actual individual performance.

        For fiscal 2013, the Compensation Committee set the target cash incentive award opportunities for the Named Executive Officers, other than Ms. Fetter, at the same levels as in 2012 as follows:

Named Executive Officer	Fiscal 2013 Base Salary	Target Cash Award (as % of base salary)
Mr. Côté	$475,000	100%
Mr. Spencer	$310,000	55%
Mr. Armstrong	$280,000	55%
Dr. Scharre	$280,000	55%

        As stipulated in her employment offer letter, Ms. Fetter was not eligible for an award under the ICP for fiscal 2013. Ms. Fetter will be eligible for an annual target bonus for the Company's 2014 fiscal year of up to 100% of base salary, based on the achievement of fiscal 2014 performance goals. Ms. Fetter's 2014 target bonus opportunity was set at the same level as our former Chief Executive Officer's target bonus opportunity.

        As described in the Schedule 14-D, Item 3 under the heading "Continuing Employees," following the Effective Time (as defined in the Merger Agreement) of the Merger, each employee, including each Named Executive Officer, that remains on the Company's payroll as of the Merger Closing Date (as defined in the Merger Agreement) and is a participant in the ICP will be paid a prorated portion of his or her annual cash incentive award in effect as of immediately prior to the Effective Time, less applicable deductions and withholdings, based on performance against target during the period from the beginning of the fiscal year to the end of the month in which the Merger Closing Date occurs (and based, as may be necessary, on estimated performance for the final month of that period).

  Fiscal 2013 ICP Design

        At the beginning of each fiscal year, the Compensation Committee approves the specific corporate performance measures and individual performance objectives for that year's annual cash incentive awards. Further, the Compensation Committee weights the corporate performance measures and individual performance objectives for each executive officer. Individual performance objectives for our executive officers, including the Named Executive Officers, are determined based on the recommendations of our Chief Executive Officer (other than with respect to his or her own cash incentive award opportunity) and include one or more quantitative and qualitative factors that relate to the corporate function or business operation that he or she manages. In the case of our Chief Executive Officer, his or her individual performance objectives are established by the Compensation

Committee. The Compensation Committee weighted the corporate performance measures at 80% of the target annual cash award opportunity and the individual performance objectives at 20% of the target award opportunity for our executive officers. The components of the corporate performance measures and individual performance objectives for the fiscal 2013 ICP are described below.

  Corporate Performance Measures

        The Compensation Committee selected revenue and non-GAAP operating income (as adjusted for the items described below) as the corporate performance measures to be used to determine funding of the fiscal 2013 ICP, as well as the calculation of individual award payments. Each corporate performance measure was weighted equally. For purposes of the fiscal 2013 ICP, "Non-GAAP operating income" excluded certain items related to non-cash equity-based compensation, amortization of acquired intangibles, restructuring charges, impairment of goodwill and other intangibles, gains and losses on investments and repayment of convertible notes, non-cash interest expense charges, and other items that the Company does not consider indicative of its ongoing performance.

        These performance measures were selected, and the related target performance levels set, by the Compensation Committee based on an evaluation of the Company's fiscal 2013 operating plan as approved by our Board of Directors. The Compensation Committee also believes that these performance measures were an appropriate means for motivating our executive officers, including the Named Executive Officers, to focus on increasing the short-term profitability of the Company. The target levels for the two performance measures were as follows:

Fiscal Year 2013 ICP Target Level
Revenue	$250.0m
Non-GAAP Operating Income	$27.5m

        The Compensation Committee set the Company payout factor (80% of each Named Executive Officer's target incentive) for each of these performance measures from zero to 150% of the related target levels. The following table sets forth the threshold, target, and maximum levels of performance required to produce the Company's payout factor at 70%, 100%, and 150%, respectively, of the pre-established target levels.

		Threshold Performance(1)	Target Performance	Maximum Performance
Company Performance Achievement	<85%	85%	100%	125%
Company Payout Factor(2)	0	70%	100%	150%

(1)
Threshold performance for Revenue was 90% of target and Operating income was 80% of target; therefore the lowest weighted average performance to pass threshold is 85%.

(2)
The 2013 ICP payout formula incorporated two slopes; 85-99.9% performance carried a 2:1 reduction and achievement above 100% would result in a 2:1 increase.

        As illustrated by the preceding table, to the extent that the Company's actual revenue and adjusted operating income for fiscal 2013 did not meet or exceed the threshold performance level, then the fiscal 2013 ICP would not be funded and no award payments would be made.

  Individual Performance Objectives—Former Chief Executive Officer

        The Compensation Committee established Mr. Côté's individual performance objectives, which included developing new business opportunities, improving operational performance by increasing profitability, and increasing revenue in new products. Each of these individual performance objectives was set by the Compensation Committee at a level intended to be difficult to achieve and Mr. Côté was not expected to achieve his individual performance objectives with average or below average performance.

  Individual Performance Objectives—Other Named Executive Officers

        The Compensation Committee approved individual performance objectives for each of the other Named Executive Officers based on the recommendations of Mr. Côté. These performance objectives were related to the specific function or business segment for which each Named Executive Officer was responsible.

        Mr. Spencer's individual performance objectives were improving financial management reporting, implementing an enterprise-wide information technology upgrade and improving key processes.

        Mr. Armstrong's individual performance objectives were delivering key new technologies, enhancing IP protection and developing a new roadmap.

        Dr. Scharre's individual performance objectives were delivering key products to market and increasing revenue.

        Each such Named Executive Officer had an additional individual performance objective tied to corporate performance based on achievement of the same corporate performance measures described above. Each of these individual performance objectives was formulated by our Chief Executive Officer and approved by the Compensation Committee at a level intended to be difficult to achieve and the Named Executive Officers were not expected to achieve their individual performance objectives with average or below average performance.

  Fiscal 2013 Cash Incentive Award Decisions

        Award decisions were made based on the Company's actual performance during the first half of fiscal 2013, in the case of the mid-year award, and during the entire fiscal year, in the case of the end-of-the-year award, and each Named Executive Officer's performance as measured against his or her individual performance objectives. If the Company met or exceeded the threshold performance levels established for the corporate performance measures for the relevant period, then the fiscal 2013 ICP would be funded for that period. The award payment for the first-half of fiscal 2013 was contingent on achievement of at least 90% of each financial performance measure for the first half of the year; with a maximum Company Payout Factor limit of 30%. The award payment for the end-of the year payout was determined on plan achievement for the full fiscal year and was contingent on the achievement of at least 90% of the revenue target and 80% of the operating income target.

        Because the threshold performance level for the funding of annual cash incentive award payments was not met, the Named Executive Officers did not receive any annual cash incentive award payments for fiscal 2013.

	Revenue		Operating Income
Fiscal 2013 ICP Target	$250.0m		$27.0m
Fiscal 2013 ICP Actual	$211.0m		$11.2m
Plan Achievement	84.4%		40.7%
Overall Plan Achievement		62.6%
Variable Plan Slope(1)		N/A
Company Performance Factor		0.0%

        As discussed above, Ms. Fetter was not eligible for an award under the ICP for fiscal 2013. In addition, Ms. Fetter did not receive any discretionary or one-time bonuses during fiscal 2013.

  Long-Term Incentive Compensation

        Long-term incentive compensation in the form of equity awards serves a critical role in our executive compensation program and is a key link between the interests of our executive officers, including the Named Executive Officers, and the long-term interests of our stockholders. We use equity awards to motivate our executive officers to deliver business results that increase the market price of the Company's common stock. Typically, equity awards, in the form of stock options and/or restricted stock awards, are granted at the commencement of employment and, thereafter, annually or from time to time following a significant change in job responsibilities or to meet other specific retention objectives.

        The amount of an executive officer's equity award is based primarily on the individual's performance, responsibilities, and position with the Company, as well as on a review of his or her current outstanding vested and unvested stock options and restricted stock awards and the equity grant practices of similarly-situated executives in comparable positions at the companies in the Peer Group. The Compensation Committee also takes into consideration the Company's overall stock usage for equity awards and the potential dilutive effect on the Company's stockholders in determining the size of the executive officers' equity awards.

        The Compensation Committee grants one half of the value of an equity award in form of an option to purchase shares of the Company's common stock and the other half in the form of a restricted stock award for shares of the Company's common stock. The restricted stock awards are a mix of the time-based vesting (over four years) and performance-based vesting (for fiscal 2013 performance) awards.

        In October 2012 in connection with our annual long-term equity incentive award grants and to encourage each of our executive officers, including the then-employed Named Executive Officers, to hold a long-term ownership interest in the Company, the Compensation Committee recommended, and our Board of Directors approved, the grant of stock options and restricted stock awards to our executive officers. The Compensation Committee based the size of these awards on an analysis provided by Compensia relating to equity award grant practices of the companies in the Peer Group, the recommendations of our former Chief Executive Officer for each executive officer (other than with respect to his own award), and the factors described above.

        The stock options were granted with an exercise price of $6.15 per share and a four-year vesting schedule, with one-quarter of the shares of the Company's common stock subject to the options vesting on the first anniversary of the date of grant, and the remainder vesting in monthly increments over the following three years. The grant was approved on October 26, 2012 which coincided with the last day of a black-out period which under our policy dictated the effective date of the options as October 31, 2012, three business days following the end of our blackout period. The time based restricted stock awards also vest over four years, at the rate of one-quarter of the shares of the Company's common stock on each of the first four anniversaries of the date of grant. The restricted stock awards were approved on and effective on October 26, 2012. The equity awards granted to the Named Executive Officers were as follows:

Named Executive Officer	Number of Shares Underlying Stock Option Grant	Number of Shares Underlying Restricted Stock Award
Mr. Côté	150,000	35,000
Mr. Spencer	45,000	10,000
Mr. Armstrong	35,000	9,000
Dr. Scharre	40,000	10,000

        On October 21, 2013, the Board approved the grant of stock options and restricted stock to certain of our executive officers in respect of their contributions and future service to the Company. The stock options were granted with an exercise price of $7.18 per share and a four-year vesting schedule, with one-quarter of the shares of the Company's common stock subject to the options vesting on the first anniversary of the date of grant, and the remainder vesting in monthly increments over the following there years, subject to continued service through such date. The restricted stock will also vest over four years, at the rate of one-quarter of the shares of the Company's common stock on each of the first four anniversaries of the date of grant, subject to continued service through such date. The equity awards granted to Named Executive Officers in October 2013 as well as to Mr. Bourekas, who has served as an executive officer during fiscal 2014, were as follows:

Named Executive Officer	Number of Shares Underlying Stock Option Grant	Number of Shares Underlying Restricted Stock Award
Mr. Spencer	27,000	35,000
Mr. Bourekas	23,000	32,000

        Additionally, the Compensation Committee adopted an equity incentive program under which our executive officers, including the Named Executive Officers, were eligible to receive grants of restricted stock based upon the performance of the Company measured against the Company performance factor described above for the fiscal 2013 ICP. The annual financial thresholds matched the fiscal 2013 ICP though the Compensation Committee established the weighting for the revenue goal at 75% and the operating income goal at 25%. Under the equity incentive program, we agreed to grant each executive officer a target number of restricted shares of the Company's common stock that would be issued upon the Compensation Committee's certification of a Company Performance Factor of 100% and would vest in two equal tranches in November 2013 and 2014. Underachievement of the Company performance goals would reduce the number of shares to be issued by a factor of 2 to 1 and overachievement would increase the number of shares issued by a factor of 2 to 1 using the Company Performance Factor described for the fiscal 2013 ICP above.

        In August 2013, the Compensation Committee certified the Company performance factor at 0% and each Named Executive Office who was eligible for these performance-based restricted stock awards was issued none of the target number of restricted stock under the program in settlement of his award.

Named Executive Officer	Target PBRS	Company Performance Factor	Shares Granted
Mr. Côté	35,000	0.0%	0
Mr. Spencer	10,000	0.0%	0
Mr. Armstrong	9,000	0.0%	0
Dr. Scharre	10,000	0.0%	0

  Health, Welfare, and Other Benefits; Perquisites

        Our executive officers, including the Named Executive Officers, are eligible to participate in our employee benefit plans, which are generally provided for all full-time employees, including a tax-qualified Section 401(k) savings plan. We currently match any contributions made to the Section 401(k) plan by our employees, including our executive officers, up to a maximum of 50% of the first 3% of compensation contributed by the employee to the plan. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code (the "Code") so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

        In addition, we provide other benefits to our executive officers, including the Named Executive Officers, on the same basis as all of our full-time employees in the country in which they are resident. These benefits include group health (medical, dental, and vision) insurance, and group life insurance.

        Currently, we do not provide any perquisites or other personal benefits to our executive officers, including the Named Executive Officers.

Employment Agreements

        We do not have written employment agreements with Mr. Bourekas or any of the current Named Executive Officers other than our Chief Financial Officer, Mr. Spencer, and our Chief Executive Officer, Ms. Fetter, whose initial terms and conditions of employment are set forth in a written employment offer letter. Mr. Spencer's offer letter is a standard form letter providing for base salary, target bonus opportunity, employment is "at-will," meaning that his employment may be terminated by the Company or him for any reason at any time, with or without prior notice and with or without cause. Further, Mr. Spencer's offer letter was subject to his execution of the Company's standard employee confidentiality agreement. Mr. Spencer also entered into an executive severance benefits agreement, see provisions "Post-Employment Compensation" and "Potential Payments Upon Termination or Change of Control" below. The negotiation of Ms. Fetter's employment offer letter was undertaken on our behalf by the Compensation Committee and approved by our Board of Directors. The Compensation Committee decided to use a written agreement to document the terms and conditions of Ms. Fetter's employment, set forth the rights and responsibilities of the parties, and protect both parties' interests in the event of a termination of employment by providing for certain payments and benefits upon specific termination events and by prohibiting her from engaging directly or indirectly in competition with us, recruiting or soliciting any of our employees, diverting our customers to a competitor, or disclosing our confidential information or business practices. Ms. Fetter's employment is "at-will," meaning that her employment may be terminated by the Company or her for any reason at any time, with or without prior notice and with or without cause. Further, the employment offer was subject to her execution of the Company's standard employee confidentiality agreement. This employment offer letter also provides Ms. Fetter with certain protections in the event of her termination of employment under specified circumstances, including following a change of control of the Company. For a summary of the material terms and conditions of these post-employment compensation provisions, see "Potential Payments Upon Termination or Change of Control" below.

Post-Employment Compensation

        Each of our executive officers, including the Named Executive Officers and Mr. Bourekas, who has served as an executive officer during fiscal 2014, is eligible to receive certain payments and benefits in the event of a termination of employment under specified circumstances, including following a change of control of the Company. The post-employment payments and benefits which our Named Executive Officers are eligible to receive are described in more detail in "Potential Payments upon Termination or Change of Control" below.

        We believe that these arrangements assist us in motivating these individuals to perform their services in the best interests of the Company and our stockholders. We also believe that these arrangements serve our executive retention objectives by helping our executive officers, including the Named Executive Officers, maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event that there is a potential transaction that could involve a change of control of the Company. The terms of these agreements were determined after review by the Compensation Committee and our Board of Directors of an analysis of relevant market data based on the severance and change of control benefits provided to executives in similar positions at the companies in the Peer Group.

  Mr. Côté's Resignation of Employment

        In April 2013, we entered into a written Release and Waiver of Claims Agreement with Mr. Côté, dated as of April 30, 2013, under which we agreed to pay him an amount in cash amount equal to 12 months of his then- current base salary and to pay or reimburse healthcare coverage premiums for him and his dependents for up to 12 months, in full satisfaction of any obligations under his employment offer letter dated July 17, 2009. In addition, pursuant to the Release Agreement, we agreed that each vested option to purchase shares of the Company's common stock held by Mr. Côté will remain exercisable until April 29, 2014 (or, if earlier, the date on which the term of such option would otherwise have expired). Mr. Côté has furnished us with a release of claims in exchange for these payments and benefits.

  Messrs. Scharre and Armstrong's Resignation of Employment

        In connection with the resignations of Mr. Armstrong and Dr. Scharre in May 2013 following the reorganization of our management structure, we agreed to provide each executive severance benefits in accordance with their existing executive severance benefits agreement. For additional information on these severance benefits see "Change of Control and Termination-Based Compensation."

Other Compensation Policies

  Stock Ownership Policy

        We believe that our executive officers, including the Named Executive Officers, should own and hold shares of the Company's common stock to further align their interests and actions with the interests of our stockholders. Our executive officers are expected to own and hold 50% of the number of shares of the Company's common stock that constitute their annual equity award. Stock ownership levels are to be achieved by each executive officer within five years of the date of adoption of this policy (which was August 2006), or five years of his or her first annual equity award as an executive officer. Until his or her ownership level is achieved, each executive officer is encouraged to retain at least 10% of the net shares of the Company's common stock obtained through his or her participation in the Company's stock incentive plans.

        Shares of the Company's common stock that count toward the satisfaction of this policy include: shares owned outright by the executive officer or his or her immediate family members who share the same household, restricted stock where the restrictions have lapsed, shares acquired upon the exercise of stock options, and shares purchased in the open market in compliance with the law and the Company's trading policies. Failure to comply with this policy will result in an executive officer's ineligibility for any additional equity awards until such time as he or she is in compliance.

  Equity Award Grant Practices

        The Compensation Committee approves all equity awards granted to our executive officers and other employees, except for non-executive, new hire grants. Our current practice is for the Compensation Committee to review and approve annual equity awards for our executive officers, including the Named Executive Officers, at its November meeting, with these awards effective on the later of that date, or, if applicable, two days after the release of the Company's earnings results for its first fiscal quarter. The Compensation Committee approves target level for performance-based awards in November with any shares of the Company's common stock issued thereunder granted the following August. Awards must be made subject to an annual equity pool approved by our Board of Directors, which for fiscal 2013 was approximately 2.2 million shares of the Company's common stock. Management is required to provide quarterly tracking updates to the Compensation Committee regarding the Company's equity use.

        All equity awards granted to our executive officers are made under the Company's stockholder-approved stock plans. The per share exercise price of stock options cannot be less than the closing sale price of a share of the Company's common stock on the NASDAQ Stock Market on the date of grant.

  Derivatives Trading and Hedging Policy

        Our Board of Directors has adopted a policy regarding the trading of derivatives or the hedging of our equity securities by our employees, including our executive officers, and directors. This policy provides that all employees and members of our Board of Directors are prohibited from engaging in certain forms of hedging or monetization transactions, such as zero-cost collars and forward sales contracts, that allow the employee or director to continue to own the covered securities, but without the full risks and rewards of ownership.

        In addition to the foregoing, our executive offers and members of our Board of Directors are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

  Compensation Recovery Policy

        Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery ("clawback") policy covering our annual and long-term incentive award plans and arrangements once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Tax and Accounting Considerations

  Deductibility of Executive Compensation

        Section 162(m) of the Code generally disallows a deduction for federal income tax purposes to any publicly-traded corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of the three other most highly-compensated executive officers (other than its chief financial officer). Generally, remuneration in excess of $1 million may be deducted if, among other things, it qualifies as "performance-based compensation" within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are outside directors and certain other conditions are satisfied.

        The Compensation Committee seeks to qualify the variable compensation paid to the covered executive officers for the "performance-based compensation" exemption from the deduction limit under Section 162(m) when it believes such action is in the best interests of the Company. In approving the amount and form of compensation for our executive officers, the Compensation Committee considers all elements of the cost to us of providing such compensation, including the potential impact of the Section 162(m) deduction limit. However, the Compensation Committee reserves the discretion, in its judgment, to authorize compensation payments that do not comply with an exemption from the deduction limit when it believes that such payments are appropriate to attract and retain executive talent.

  Taxation of Nonqualified Deferred Compensation

        Section 409A of the Code requires that amounts that qualify as "nonqualified deferred compensation" satisfy requirements with respect to the timing of deferral elections, timing of payments, and certain other matters. Generally, the Compensation Committee intends to administer our executive compensation program and design individual compensation components, as well as the compensation plans and arrangements for our employees generally, so that they are either exempt from, or satisfy the requirements of, Section 409A. From time to time, we may be required to amend some of our compensation plans and arrangements to ensure that they are either exempt from, or compliant with, Section 409A.

  Taxation of "Parachute" Payments

        Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change of control of the Company that exceeds certain prescribed limits, and that the Company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We are not obligated to provide any Named Executive Officer with a "gross-up" or other reimbursement payment for any tax liability that he may owe as a result of the application of Sections 280G or 4999 in the event of a change of control of the Company.

  Accounting for Stock-Based Compensation

        The Compensation Committee takes accounting considerations into account in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards. Among other things, ASC Topic 718 requires companies to measure and record the compensation expense for all share-based payment awards made to our employees and directors, including stock options and restricted stock awards, based on the grant date "fair value" of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their share-based payment awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award (which, generally, will correspond to the award's vesting schedule).

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

        The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement pursuant to Section 14(f) and incorporated into our Schedule 14d-9. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference in such filing.

By the Members of the Compensation Committee
Robert T. Clarkson, Chair
James A. Chiddix
Robert J. Stanzione

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee of the Board is currently composed of non-employee directors Robert Clarkson, Chair, James A. Chiddix and Robert J. Stanzione. No interlocking relationship exists between the Board and the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No current executive officer of the Company has ever served as a member of the board of directors or compensation committee of any other entity that has had one or more executive officers serving as a member of the Company's Board of Directors or the Compensation Committee.

 SUMMARY COMPENSATION TABLE FOR FISCAL 2013

        The following table shows compensation information for the fiscal years 2013, 2012 and 2011 for the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Elizabeth Fetter(4)	2013	153,212	—	41,510	2,440,857	—	822	2,636,401
CEO & Director
Dave G. Côté	2013	457,014	—	436,100	438,852	—	3,567	1,335,533
Former CEO & Director	2012	455,769	—	400,140	442,116	403,085	3,675	1,704,785
	2011	458,654	—	311,500	620,662	202,500	3,942	1,597,258
Justin R. Spencer	2013	305,000	—	124,600	131,655	—	3,209	564,464
CFO & Secretary	2012	292,308	—	100,035	122,810	140,184	3,774	659,111
	2011	295,577	—	93,450	124,132	61,184	4,368	578,711
James Armstrong	2013	259,929	—	112,140	102,399	—	2,992	477,460
Former Executive	2012	280,000	—	100,035	147,372	127,758	3,723	658,888
Vice President & CTO	2011	285,385	—	93,450	124,132	59,998	4,326	567,291
Daniel Scharre	2013	282,708	—	124,600	117,027	—	3,497	527,832
Former Executive Vice President	2012	270,000	—	100,035	110,529	124,681	3,718	608,963
	2011	270,865	—	93,450	149,978	58,747	4,970	578,010

(1)
These amounts reflect the value for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by vesting in restricted stock). This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For 2012 and 2013, amounts also include the grant date fair value of performance-based restricted stock that the named executive officers were eligible to receive based upon the probable outcome of Company performance conditions computed in accordance with FASB ASC Topic 718. The grant date fair value of fiscal 2013 performance-based restricted stock determined based upon achieving the maximum level of performance under the performance conditions is as follows: Mr. Cote: $218,050, Mr. Spencer: $62,300; Mr. Armstrong $56,070 and Mr. Scharre $62,300. The fiscal 2013 awards to Messrs. Cote, Armstrong and Scharre were forfeited in connection with the termination of their employment. In addition, August 2013, the Committee certified that the Company had not achieved the performance conditions under this program and as a result no shares were issued with respect to the fiscal 2013 performance-based restricted stock awards. The assumptions used in the valuation of the fiscal 2013 stock awards are set forth in the Note 6 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2013, filed with the SEC on September 11, 2013.

(2)
These amounts reflect the value for accounting purposes for these awards and do not reflect whether the recipient has actually realized a financial benefit from the awards (such as by exercising stock options). This column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the fiscal years ended June 30, 2013, July 1, 2012, and July 3, 2011 for stock options granted to each of the Named Executive Officers in the applicable fiscal year. The assumptions used in the valuation of these awards are set forth in the Note 6 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended June 30, 2013, filed with the SEC on September 11, 2013.

(3)
Amounts for fiscal 2013 are solely for 401(k) employer contribution matches for each Named Executive Officer.

(4)
These amounts include $71,000 in director fees.

 GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2013

        The following Grants of Plan-Based Awards table provides additional information regarding the non-equity and equity incentive plan awards granted to the Named Executive Officers during fiscal year 2013.

										All Other Option Awards: Number of Securities Underlying Options (#)(4)
								All Other Stock Awards: Number of Shares of Stock (#)(3)					Grant Date Fair Value of Stock and Option Awards ($)(5)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)							Exercise or Base Price of Option Awards ($/share)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Elizabeth Fetter	1/2/2013							7,000	(6)				41,510
	1/2/2013									14,000	(7)	5.93	34,349
	4/29/2013									900,000	(8)	5.08	2,406,508
Dave G. Côté	10/31/2012									150,000		6.15	438,852
	10/26/2012							35,000				—	218,050
	10/26/2012	361,000	475,000	665,000	24,500	35,000	52,500					—	218,050
Justin R. Spencer	10/31/2012									45,000		6.15	131,655
	10/26/2012							10,000				—	62,300
	10/26/2012	129,580	170,500	238,700	7,000	10,000	15,000					—	62,300
James Armstrong	10/31/2012									35,000		6.15	102,398
	10/26/2012							9,000				—	56,070
	10/26/2012	117,040	154,000	215,600	6,300	9,000	13,500					—	56,070
Daniel Scharre	10/31/2012									40,000		6.15	117,027
	10/26/2012							10,000				—	62,300
	10/26/2012	117,040	154,000	215,600	7,000	10,000	15,000					—	62,300

(1)
Amounts in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column relate to amounts payable under the Fiscal 2013 Incentive Compensation Plan for our Named Executive Officers. The threshold column assumes the achievement of the corporate performance goals at the threshold level; 90% of target revenue and 80% of target operating income for a weighted company performance of 85%. 80% of the target incentive is based on corporate performance whereas the remaining 20% is based on individual performance. Assuming 100% individual performance achievement, the payout range, if corporate thresholds are met, is 76% to 140% of each Named Executive Officer's individual target incentive. If the company thresholds are not met, no payout is made regardless of individual achievement. Amounts are calculated using base salary paid for fiscal year 2013, including any salary adjustments.

(2)
Amounts in the "Estimated Possible Payouts Under Equity Incentive Plan Awards" reflect the fiscal 2013 performance based restricted shares subject to company performance conditions. The Compensation Committee set the range, if minimum thresholds are met, from 0% to 150% of the target number of shares.

(3)
Except as otherwise noted, amounts in the "All Other Stock Awards" reflect the time-based restricted stock awards granted by the Compensation Committee effective October 26, 2012.

(4)
Except as otherwise noted, amounts in the "All Other Option Awards" reflect the stock options granted by the Compensation Committee effective October 31, 2012.

(5)
These amounts reflect the grant date fair value for accounting purposes for these awards and do not reflect whether the recipient has actually realized or will realize a financial benefit from the awards (such as by exercising stock options or by vesting in a restricted stock award). The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to FASB ASC Topic 718. For additional information on the valuation assumptions underlying the grant date fair value of these awards, see Note 6 of our financial statements in our Form 10-K for the year ended June 30, 2013, as filed with the SEC.

(6)
Reflects the time-based restricted stock awards granted by the Compensation Committee effective January 2, 2013 while Ms. Fetter was still serving as a non-employee director of the Board of Directors.

(7)
Reflects the stock options granted by the Compensation Committee effective January 2, 2013 while Ms. Fetter was still serving as a non-employee director of the Board of Directors.

(8)
Reflects the stock options granted by the Compensation Committee effective April 29, 2013 in connection with Ms. Fetter's appointment as the Company's chief executive officer.

OUTSTANDING EQUITY AWARDS AT FISCAL 2013 YEAR-END

        The following table shows all outstanding equity awards held by the Named Executive Officers at the end of fiscal 2013, which ended on June 30, 2013.

	Option Awards(1)						Stock Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)
Elizabeth Fetter	10,000	(2)			7.50	1/2/14
	10,000	(2)			9.25	1/3/15
	15,000	(2)			5.42	1/4/17
	14,000	(2)			7.44	1/3/18
	14,000	(2)			5.65	1/3/19
			14,000	(2)	5.93	1/2/20
			900,000	(3)	5.08	4/29/20
							7,000	(10)	31,430
Dave G. Côté	825,000				5.25	4/29/14
	125,000				6.23	4/29/14
	63,750				5.13	4/29/14
Justin R. Spencer	80,625		9,375	(4)	4.57	11/6/16
	26,667		13,333	(5)	6.23	10/29/17
	19,792		30,208	(6)	5.13	11/2/18
	—		45,000	(7)	6.15	10/31/19
							10,000	(8)	44,900
							4,210	(9)	18,903
							7,500	(11)	33,675
							7,500	(12)	33,675
James Armstrong	77,000				4.78	8/25/13
	61,250				4.57	5/29/14
	25,833				6.23	5/29/14
	22,500				5.13	5/29/14
Daniel Scharre	50,104				5.54	5/29/14
	24,063				5.01	5/29/14
	12,917				6.23	5/29/14
	16,875				5.13	5/29/14

(1)
Options and unvested stock awards held by Named Executive Officers are subject to acceleration of vesting pursuant to agreements between the Company and each Named Executive Officer as described under "Employment Agreements." For Stock Awards, market value is based on the closing price of our common stock of $4.49 on June 30, 2013, as reported on The NASDAQ Stock Market LLC. The Stock Awards columns do not reflect the fiscal 2013 performance-based restricted stock awards to Messrs. Cote, Armstrong and Scharre, as these were forfeited in connection with the terminations of their employment prior to fiscal year end. In addition, in August 2013, the Compensation Committee certified that the Company had not achieved the performance conditions under this program and as a result no shares were issued with respect to the fiscal 2013 performance-based restricted stock awards to Mr. Spencer.

(2)
The options were granted to Ms. Fetter prior to being appointed CEO and were obtained while she served on the Board of Directors.

(3)
The option was granted on April 29, 2013, 225,000 shares vest on April 29, 2014. Remainder of shares will vest in monthly increments over the following three years subject to continuing service with the Company.

(4)
The option was granted on November 6, 2009. 22,500 shares vested on November 6, 2010 and 13,125 vested monthly for 7 months in fiscal 2011, 22,500 vested for 12 months in each fiscal 2012 and fiscal 2013. Assuming continued employment with the Company, the remainder will vest in monthly increments over the next 5 months.

(5)
The option was granted on October 29, 2010. 10,000 shares vested on October 29, 2011 and 6,667 shares vested monthly in FY 2012 for eight months; 10,000 vested for 12 months in fiscal 2013 and remainder of shares will vest in monthly increments over the following 16 months subject to continuing service with the Company.

(6)
The option was granted on November 2, 2011. 12,500 shares vested on November 2, 2012 and 7,292 shares vested monthly for 7 months in fiscal 2013. Remainder of shares will vest in monthly increments over the following 29 months subject to continuing service with the Company.

(7)
The option was granted on October 31, 2012. 11,250 shares will vest on October 31, 2013. Remainder of shares will vest in monthly increments over the following three years subject to continuing service with the Company

(8)
The restricted stock award was granted on October 26, 2012. 2,500 shares will vest on October 26, 2013. 25% shares each will vest annually on the anniversary date of Grant thereafter.

(9)
The restricted stock award was granted on August 10, 2012. 4,210 shares vested on November 1, 2012. Remainder of shares will vest on November 1, 2013.

(10)
The restricted stock award was granted on January 2, 2013. The shares vest on the date of Annual Meeting. These awards were granted to Ms. Fetter prior to being appointed to CEO and were obtained while she served on the Board of Directors.

(11)
The award was granted on November 2, 2011. 2,500 shares vested on November 1, 2013 and 25% shares will each vest annually on the anniversary date of grant thereafter.

(12)
The award was granted on October 29, 2010. 3,750 shares vested on October 29, 2011 and October 29, 2012. 25% shares each will vest annually on the anniversary date of Grant thereafter.

        In addition to the amounts in the table above, in October 2013, the Board of Directors approved the grant of an option covering 27,000 shares of Company common stock and the grant of 35,000 shares of restricted stock to Mr. Spencer and the grant of an option covering 23,000 shares of Company common stock and the grant of 32,000 shares of restricted stock to Mr. Bourekas.

 OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2013

        The following table shows all stock options exercised and value realized upon exercise, and all stock awards vested and value realized upon vesting, by the Named Executive Officers during Fiscal 2013, which ended on June 30, 2013.

	Stock Options		Stock Awards
Name	Number of Shares Exercised (#)	Value Realized on Exercising ($)(2)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Elizabeth Fetter	7,500	7,612	7,000	41,230
Dave Côté	—	—	39,340	241,167
Justin R. Spencer	150,000	267,750	10,460	64,136
James Armstrong	50,000	97,500	10,460	64,136
Daniel Scharre			10,460	64,136

(1)
The value realized equals the closing trading price of our common stock on the vesting date, multiplied by the number of shares that vested.

(2)
The value realized equals the fair market value of our common stock on the exercise date, minus exercise price of the option, multiplied by number of shares for which option was exercised.

Nonqualified Deferred Compensation

        We previously maintained the Deferred Compensation Plan (the "DCP"), which allowed eligible employees, including executive officers and members of our Board of Directors, to voluntarily defer receipt of a portion of their cash compensation on a pre-tax basis up to a maximum of 100% of base salary, bonus, or director fees until the date or dates elected by the participant, thereby allowing the participant to defer taxation on such amounts.

        The DCP was discontinued in fiscal 2012 and no contributions are accepted with the exception of payments for fiscal 2012 which were made in fiscal 2012 period. Currently, our only Named Executive Officer who has not received a distribution of his account under the DCP is Mr. Spencer.

        The following table shows Nonqualified Deferred Compensation information for Mr. Spencer for fiscal year 2013.

Nonqualified Deferred Compensation For Fiscal 2013

Name	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Balance at Last Fiscal Year End ($)
Justin R. Spencer	13,144	62,063

(1)
No portion of the earnings in this column is included in the Summary Compensation Table for the fiscal year ended June 30, 2013 because such earnings are not considered preferential or above market.

Change of Control and Termination-Based Compensation

        Each of the Named Executive Officers is eligible to receive certain payments and benefits in the event of a termination of employment under specified circumstances, including following a change of control of the Company. The severance benefits and payments to which our Named Executive Officers are entitled are described in more detail below.

  Our CEO

        Our CEO's employment offer letter provides that, in the event of her termination of employment by us without cause prior to or more than 12 months after a change of control of the Company, she will continue to receive her annual base salary for a period of twelve months and continued health, dental, and life insurance coverage until the earlier of twelve months following such termination of employment or the date that she and her dependents are covered by comparable plans by another employer.

        The following table describes the potential payments and benefits that would have been triggered by a termination of Ms. Fetter employment absent a change of control, by the Company without cause, in each case assuming her employment had been terminated on June 30, 2013:

Name	Salary	Payment of COBRA	Accrued Vacation	Total
Elizabeth Fetter(1)	$475,000	$23,464	$2,384	$500,848

(1)
For this table, the salary is for twelve months based on the above agreement terms which is calculated using monthly salary based on annual salary for fiscal 2013 times the number of months; COBRA payments are calculated using fiscal 2013 plan participation rates times number of months; and accrued vacation is taken from calculations based on the Company policy for vacation accrual for fiscal 2013.

        Our CEO's employment offer letter also provides that, in the event of her termination of employment by us without cause or her resignation of her position for good reason within 12 months after a change of control of the Company, she will receive (i) cash severance at the rate of Ms. Fetter's then current annual base salary and Company payment of COBRA insurance premiums for 12 months following the date of termination, (ii) an additional cash severance amount equal to the annual target bonus for the fiscal year in which the termination of employment occurs, payable in installments over the twelve months following the date of termination, and (iii) accelerated vesting of 50% of outstanding unvested equity awards that vest based solely on continued service to the Company, if the termination of employment occurs within one year after the date Ms. Fetter commenced employment with the Company (the "Start Date"); provided, however, that if the termination of employment occurs on or after the first anniversary and prior to the second anniversary of the Start Date, the percentage of outstanding unvested equity awards to be accelerated shall be 75%, and if the termination of employment occurs on or after the second anniversary of the Start Date, 100% of such outstanding unvested equity awards shall be accelerated. As described in the Schedule 14D-9, Item 3 under the heading "Employment and Severance Agreements," in October 2013, the Board of Directors approved additional acceleration for Ms. Fetter such that she will receive 80% accelerated vesting of outstanding Company stock options upon a qualifying termination after the Effective Time of the Merger.

        The following table describes the potential payments and benefits that would have been triggered by a termination of Ms. Fetter employment following a change of control, by the Company without cause or by Ms. Fetter for good reason, in each case assuming her employment had been terminated on June 30, 2013:

Name	Salary	Bonus	Payment of COBRA	Accrued Vacation	Equity Acceleration	Total
Elizabeth Fetter(1)(2)	$475,000	$0	$23,464	$2,384	$31,430	$532,278

(1)
For this table, the salary is for twelve months based on the above agreement terms which is calculated using monthly salary based on annual salary for fiscal 2013 times the number of months; COBRA payments are calculated using fiscal 2013 plan participation rates times number of months; and accrued vacation is taken from calculations based on the Company policy for vacation accrual for fiscal 2012.

(2)
For this table, the equity acceleration for stock options is equal to the excess of our closing trading price of $4.49 on June 30, 2013, over the exercise price of the option, multiplied by the number of shares which would have become vested and exercisable. As of June 30, 2013, the exercise price of all stock options were below the closing trading price. For restricted stock, the equity acceleration is equal to our closing trading price of $4.49 on June 30, 2013, multiplied by the number of shares which would have become vested.

  Mr. Spencer

        We have entered into a similar executive severance benefits agreement with Mr. Spencer. This severance benefits agreement provides that, in the event of Mr. Spencer's termination of employment by us without cause or by virtue of a constructive termination of employment prior to or more than 12 months after a change of control of the Company, Mr. Spencer will (1) continue to receive his annual base salary for a period of six, nine, or 12 months (depending on the length of his employment with the Company), (2) receive his target annual cash incentive award opportunity for the year of termination, prorated by six, nine, or 12 months (depending on the length of his employment with the Company), and (3) receive Company-subsidized health benefits for him and his dependents for six, nine, or 12 months (depending on the length of his employment with the Company) or earlier expiration of the COBRA benefits continuation period.

        The following table describes the potential payments and benefits that would have been triggered by a termination of Mr. Spencer's employment absent a change of control, by the Company without cause or by the officer for good reason, in each case assuming his employment had been terminated on June 30, 2013:

Name	Salary	Bonus	Perquisites and Benefits	Accrued Vacation	Total
Justin R. Spencer(1)	$310,000	$170,500	$17,028	$22,216	$519,744

(1)
For this table, the salary is for twelve months based on the above agreement terms which is calculated using monthly salary based on annual salary for fiscal 2013 times the number of months; COBRA payments are calculated using fiscal 2013 plan participation rates times number of months; and accrued vacation is taken from calculations based on the Company policy for vacation accrual for fiscal 2013.

        This executive severance benefits agreement with Mr. Spencer also provides for certain severance payments following a change of control of the Company. The agreement provides that, in the event of Mr. Spencer's termination of employment by us without cause or by virtue of a constructive termination of employment within 12 months after a change of control of the Company, Mr. Spencer will

(1) continue to receive his annual base salary for a period of 12 months, (2) receive a cash payment payable in installments over the 12 months in the amount of (a) his target annual cash incentive award opportunity for the fiscal year during which the termination of employment occurs prorated by the portion of the fiscal year that he was employed by the Company plus (b) the full target annual cash incentive award opportunity for such fiscal year, (3) have the vesting accelerated for 100% of the unvested shares of common stock subject to his outstanding equity awards, and (4) receive Company-subsidized health benefits for him and his dependents for 12 months or earlier expiration of the COBRA benefits continuation period.

        The following table describes the potential payments and benefits that would have been triggered by a termination of the above officer's employment following a change of control, by the Company without cause or by the officer for good reason, in each case assuming his or her employment had been terminated on June 30, 2013:

Name	Salary	Bonus	Perquisites and Benefits	Accrued Vacation	Equity Acceleration	Total
Justin R. Spencer(1)(2)	$310,000	$341,000	$17,028	$22,216	$131,153	$821,397

(1)
For this table, the salary is for twelve months based on the above agreement terms which is calculated using monthly salary based on annual salary for fiscal 2013 times the number of months; COBRA payments are calculated using fiscal 2013 plan participation rates times number of months; and accrued vacation is taken from calculations based on the Company policy for vacation accrual for fiscal 2013.

(2)
For this table, the equity acceleration for stock options is equal to the excess of our share price of $4.49 on June 30, 2013, over the exercise price of the option, multiplied by the number of shares which would have become vested and exercisable. For restricted stock, the equity acceleration is equal to our share price of $4.49 on June 30, 2013, multiplied by the number of shares which would have become vested. As of June 30, 2013, the exercise price of all stock options were below the closing trading price.

  Mr. Bourekas

        We have also entered into a similar executive severance benefits agreement with Mr. Bourekas, who has served as an executive officer during fiscal 2014. This severance benefits agreement provides that, in the event of Mr. Bourekas' termination of employment by us without cause or by virtue of a constructive termination of employment prior to or more than 12 months after a change of control of the Company, Mr. Bourekas will (1) continue to receive his annual base salary for a period of nine months, and (2) receive Company-subsidized health benefits for him and his dependents for nine, months or earlier expiration of the COBRA benefits continuation period.

        This executive severance benefits agreement with Mr. Bourekas also provides for certain severance payments following a change of control of the Company. The agreement provides that, in the event of Mr. Bourekas's termination of employment by us without cause or by virtue of a constructive termination of employment within 12 months after a change of control of the Company, Mr. Bourekas will (1) continue to receive his annual base salary for a period of 12 months, (2) receive the full target annual cash incentive award opportunity for such fiscal year payable in installments over the 12 months, (3) have the vesting accelerated for 50%, 75% or 100% (depending on his length of service with the Company) of the unvested shares of common stock subject to his outstanding equity awards, and (4) receive Company-subsidized health benefits for him and his dependents for 12 months or earlier expiration of the COBRA benefits continuation period.

        Please see the Schedule 14D-9, Item 3 under the heading "Potential Payments Upon a Termination in Connection with a "Change of Control" for an update of the potential payments to each of Ms. Fetter and Messrs. Spencer and Bourekas in connection with the consummation of the Merger based on an assumed termination date of October 25, 2013.

  Mr. Cote Termination of Employment

        In April 2013, we entered into a written Release and Waiver of Claims Agreement with Mr. Côté pursuant to which we agreed to pay him an amount in cash equal to 12 months of his then-current base salary and to pay or reimburse healthcare coverage premiums for him and his dependents for up to 12 months, in full satisfaction of any obligations under his employment offer letter dated July 17, 2009. In addition, pursuant to the Release Agreement, we agreed that each vested option to purchase shares of the Company's common stock held by Mr. Côté will remain exercisable until April 29, 2014 (or, if earlier, the date on which the term of such option would otherwise have expired). Mr. Côté has furnished us with a release of claims in exchange for these payments and benefits. The table below reflects the amounts Mr. Cote received in connection with his resignation of employment.

Name	Salary	Payment of COBRA	Accrued Vacation	Total
David G. Côté	475,000	16,337	62,399	553,736

  Dr. Scharre Termination of Employment

        We had entered into an executive severance benefit agreement with Dr. Scharre which provided that, in the event of Dr. Scharre's termination of employment by us without cause or by virtue of a constructive termination of employment prior to or more than 12 months after a change of control of the Company, Dr. Scharre would (1) continue to receive his annual base salary for a period of nine months and (2) receive Company-subsidized health benefits for him and his dependents for nine months or earlier expiration of the COBRA benefits continuation period.

        In connection with Dr. Scharre's termination without cause in May 2013, we provided the following benefits to Dr. Scharre consistent with the terms of his employment:

Name	Salary	Payment of COBRA	Accrued Vacation	Total
Dr. Daniel Scharre(1)	210,000	17,598	31,400	258,998

(1)
For this table, the salary was for nine months based on the above agreement terms which is calculated using monthly salary based on annual salary for fiscal 2013 times the number of months; COBRA payments were calculated using fiscal 2013 plan participation rates times number of months; and accrued vacation was taken from calculations based on the Company policy for vacation accrual for fiscal 2013.

  Mr. Armstrong Termination of Employment

        We had entered into an executive severance benefit agreements with Mr. Armstrong which provided that, in the event of Dr. Armstrong's termination of employment by us without cause or by virtue of a constructive termination of employment prior to or more than 12 months after a change of control of the Company, Mr. Armstrong would (1) continue to receive his annual base salary for a period of six, nine, or 12 months (depending on the length of his employment with the Company), (2) receive his target annual cash incentive award opportunity for the year of termination, prorated by six, nine, or 12 months (depending on the length of his employment with the Company), and (3) receive Company-subsidized health benefits for him and his dependents for six, nine, or 12 months (depending on the length of his employment with the Company) or earlier expiration of the COBRA benefits continuation period.

        In connection with Mr. Armstrong's termination without cause in May 2013, we provided the following benefits to Mr. Armstrong consistent with the terms of his employment:

Name	Salary	Bonus	Payment of COBRA	Accrued Vacation	Total
James Armstrong(1)	280,000	154,000	23,464	3,621	461,085

(1)
Salary was calculated for twelve months based on annual salary for fiscal 2013 times the number of months; COBRA payments were calculated using fiscal 2013 plan participation rates times number of months; and accrued vacation is taken from calculations based on the Company policy for vacation accrual for fiscal 2013.

        We believe that the change of control and severance protections described above assisted us in attracting these individuals to join the Company. We also believe that these protections serve our executive retention objectives by helping the Named Executive Officers maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event that there is a potential transaction that could involve a change of control of the Company. The terms of these agreements were determined after review by the Compensation Committee and our Board of Directors of an analysis of relevant market data based on the severance and change of control benefits provided to executives in the Peer Group.

Securities Authorized for Issuance Under Equity Compensation Plans

        The following table sets forth information as of June 30, 2013 with respect to compensation plans under which our equity securities are authorized for issuance. We have not issued any securities under equity compensation plans that have not been approved by our stockholders.

Equity Compensation Plan Information as of June 30, 2013

Plan category	Number of securities to be issued upon exercise of outstanding options and rights(a)	Weighted-average exercise price of outstanding options and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation plans approved by security holders(1)	8,086,073	$5.64	2,893,000
Equity Compensation plans not approved by security holders	—	$—	—

Total	8,086,073	$5.64	2,893,000

(1)
As of September 6, 2013, the figures are 7,436,605, $5.68 and 3,306,550 respectively.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows the number of shares of our common stock that were beneficially owned as of October 25, 2013 by: (A) each person known to own more than 5% of the Company's shares; (B) each director of the Company and each of the named executive officers, as defined in "Compensation Discussion and Analysis" above; and (C) all directors and executive officers of the Company as a group. The address for each of the Company's directors and executive officers is Symmetricom, Inc. 2300 Orchard Parkway, San Jose, California 95131-1017, Attention Corporate Secretary. Unless otherwise indicated in the footnotes to this table and subject to any applicable community property laws, the Company believes that each stockholder named in the table below has sole voting and dispositive power with respect to the shares indicated as beneficially owned.

Name and Address	Shares Beneficially Owned	Approximate Percent Owned
Security Investors, LLC(1)	2,415,174	5.74%
One Security Benefit Place
Topeka, KS 66636-0001
Blackrock, Inc.(2)	4,241,204	10.08%
40 East 52nd Street
New York, NY 10022
Dimensional Fund Advisors LP(3)	3,281,791	7.80%
Palisades West, Building One, 6300 Bee Cave Road
Austin, Texas 78746
Paradigm Capital Management, Inc.(4)	2,605,573	6.19%
Nine Elk Street
Albany, New York 12207
The Vanguard Group, Inc.(5)	2,289,309	5.44%
100 Vanguard Blvd
Malvem , PA 19355
Elizabeth A. Fetter(6)	110,575	*
Justin R. Spencer(7)	245,277	*
Robert T. Clarkson(8)	186,080	*
James A. Chiddix(9)	107,500	*
Richard N. Snyder(10)	127,352	*
Robert M. Neumeister Jr.(11)	109,750	*
Robert J. Stanzione(12)	138,250	*
All directors and executive officers as a group (8 persons)	1,260,412	3.00%

*
Less than one percent (1%)

(1)
The information in the table is based solely on a Schedule 13G/A filed with the SEC by Guggenheim Capital, LLC, Guggenheim Partners, LLC, GP Holdco, LLC, GPFT Holdco, LLC, Security Benefit Asset Management Holdings, LLC, Rydex Holdings, LLC and Security Investors LLC, Inc. on February 14, 2013. As of December 31, 2012, Guggenheim Capital, LLC was the majority owner of the foregoing reporting persons and may be deemed the beneficial owner of all of the shares shown in the table, which shares are beneficially owned directly by Securities Investors, LLC and indirectly by Rydex Holdings, LLC, Security Benefit Asset Management Holdings, LLC, GPFT Holdco, LLC, GP Holdco, LLC and Guggenheim Partners, LLC. Security Investors, LLC has shared voting and dispositive power for all shares listed as beneficially owned.

(2)
The information in the table is based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc. on August 9, 2013.

(3)
The information in the table is based solely on a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP on February 11, 2013. Dimensional Fund Advisors LP has sole voting power with respect to 3,199,871 of the shares reported as beneficially owned.

(4)
The information in the table is based solely on a Schedule 13G filed with the SEC by Paradigm Capital Management, Inc. on February 12, 2013.

(5)
The information in the table is based solely on a Schedule 13G filed with the SEC by The Vanguard Group, Inc. on February 11, 2013. The Vanguard Group, Inc. has sole voting power with respect to 56,106 of the shares reported as beneficially owned and sole dispositive power with respect to 2,238,103 of such shares. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 51,206 shares as a result of its serving as investment manager of collective trust accounts and The Vanguard Group, Inc. has shared dispositive power with respect to such shares. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 4,900 shares as a result of its serving as investment manager of Australian investment offerings.

(6)
Includes 77,000 shares subject to options exercisable within 60 days of October 25, 2013.

(7)
Includes 159,063 shares subject to options exercisable within 60 days of October 25, 2013.

(8)
Includes 64,500 shares subject to options exercisable within 60 days of October 25, 2013.

(9)
Includes 84,500 shares subject to options exercisable within 60 days of October 25, 2013.

(10)
Includes 84,500 shares subject to options exercisable within 60 days of October 25, 2013.

(11)
Includes 84,500 shares subject to options exercisable within 60 days of October 25, 2013.

(12)
Includes 84,500 shares subject to options exercisable within 60 days of October 25, 2013.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Since the beginning of our fiscal year ended June 30, 2013, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company was or is a party in which the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer or holder of more than 5% of the Company's capital stock or any member of their immediate families had or will have a direct or indirect material interest other than the compensatory transactions described above under "Compensation Discussion and Analysis" and in Item 3 of the Schedule 14D-9.

Policies and Procedures with Respect to Related Party Transactions

        Our Audit Committee is responsible for reviewing and approving in advance any substantive related party transactions. Related parties include any of our directors or executive officers, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. A copy of the Audit Committee charter is accessible on our website at http://www.symmetricom.com, in the section titled, "Investor Relations" under the subsection titled, "Corporate Governance."

        To help identify related party transactions, each year, we submit and require our directors and officers to complete director and officer questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest.

        In addition, our code of business conduct and ethics establishes the corporate standards of behavior for all our employees and officers, including the requirement to identify conflicts of interest. The code of conduct is available on our website at http://www.symmetricom.com, in the section titled, "Investors" under the subsection titled, "Charters and Policies." Our code of conduct requires any employee, officer or director who becomes aware of a potential or actual conflict of interest to disclose it promptly to a supervisor or the chief executive officer or chief financial officer. In addition, our code of conduct requires any person who becomes aware of any departure from the standards in our code of conduct to report his or her knowledge promptly to their supervisor.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

        Based solely on its review of such forms furnished to the Company and written representations from certain reporting persons, the Company believes its executive officers, directors and more than 10% stockholders complied with all applicable filing requirements in fiscal 2013.

ANNEX II

[LETTERHEAD OF JEFFERIES LLC]

October 21, 2013

The Board of Directors
Symmetricom, Inc.
2300 Orchard Parkway
San Jose, California 95131

The Board of Directors:

        We understand that Symmetricom, Inc. ("Symmetricom"), Microsemi Corporation ("Microsemi") and PETT Acquisition Corp., a wholly owned subsidiary of Microsemi ("Purchaser"), propose to enter into an Agreement and Plan of Merger, dated as of October 21, 2013 (the "Agreement"), pursuant to which (i) Purchaser will commence a tender offer (the "Tender Offer") to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Symmetricom ("Symmetricom Common Stock") at a purchase price of $7.18 per share in cash (the "Consideration") and (ii) subsequent to the consummation of the Tender Offer, Purchaser will be merged with and into Symmetricom (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Symmetricom Common Stock not previously tendered, other than shares of Symmetricom Common Stock held in the treasury of Symmetricom or owned by Microsemi, Purchaser or any direct or indirect wholly owned subsidiary of Microsemi or Symmetricom, all of which shares will be canceled, or as to which dissenters rights have been properly exercised, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have asked for our opinion as to whether the Consideration to be received in the Transaction by holders of Symmetricom Common Stock (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed the Agreement;

  (ii)
  reviewed certain publicly available financial and other information about Symmetricom;

  (iii)
  reviewed certain information furnished to us by the management of Symmetricom relating to the business, operations and prospects of Symmetricom, including financial forecasts and estimates prepared by the management of Symmetricom;

  (iv)
  held discussions with members of senior management of Symmetricom concerning the matters described in clauses (ii) and (iii) above;

  (v)
  reviewed the stock trading price history and implied multiples for Symmetricom Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

  (vi)
  compared the proposed financial terms of the Transaction with publicly available financial terms of certain other transactions that we deemed relevant; and

  (vii)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

        In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Symmetricom or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of Symmetricom that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise), nor did we conduct a physical

The Board of Directors
Symmetricom, Inc.
October 21, 2013

inspection of any of the properties or facilities, of Symmetricom and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections.

        With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, that such financial forecasts and estimates were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Symmetricom as to the future financial performance of Symmetricom. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based.

        Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

        We have made no independent investigation of any legal, accounting or tax matters affecting Symmetricom, and we have assumed the correctness in all respects material to our analysis of all legal, accounting and tax advice given to Symmetricom or its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences to Symmetricom and its stockholders of the terms of, and transactions contemplated by, the Agreement. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Symmetricom Common Stock. We also have assumed that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Symmetricom or the Transaction.

        It is understood that our opinion is for the use and benefit of the Board of Directors of Symmetricom (in its capacity as such) in its evaluation of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Agreement as compared to any alternative transaction or opportunity that might be available to Symmetricom, nor does it address the underlying business decision by Symmetricom to engage in the Transaction or the terms of the Agreement or the documents referred to therein or any other agreements or arrangements contemplated by or resulting from the Transaction or otherwise. Our opinion does not constitute a recommendation as to whether any stockholder should tender shares of Symmetricom Common Stock in the Tender Offer or how any stockholder should act with respect to the Transaction or any related matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Symmetricom, other than holders of Symmetricom Common Stock as expressly set forth herein. We express no opinion as to the price at which shares of Symmetricom Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Symmetricom's officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

        We have been engaged by Symmetricom to act as its financial advisor in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is payable contingent upon consummation of the Tender Offer. We also will be reimbursed for expenses incurred in connection with our engagement. In

2

The Board of Directors
Symmetricom, Inc.
October 21, 2013

addition, Symmetricom has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We in the past provided financial advisory services to Symmetricom unrelated to the Transaction. We maintain a market in the securities of Symmetricom and Microsemi and, in the ordinary course of business, we and our affiliates may trade or hold securities of Symmetricom, Microsemi and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may in the future seek to provide financial advisory and financing services to Microsemi, Symmetricom or other entities affiliated with Microsemi, for which we would expect to receive compensation.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Symmetricom Common Stock (other than Microsemi, Purchaser and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

3

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW—RIGHTS OF APPRAISAL

Appraisal Rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by§363(a) of this title, appraisal rights shall be available as contemplated by § 363(b)

  of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.